FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof: Annual Report for the year ended March 31, 2005. (this report contains the financial statements which are prepared in accordance with accounting principles generally accepted in the United States.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: August 8, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

Financial Highlights

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen (except per share amounts)			Thousands of U.S. dollars (except per share amounts)
	2005	2004	2003	2005
Net sales	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234
Japan	521,135	483,749	458,000	4,870,421
Overseas	913,653	712,669	631,804	8,538,813
Income before income taxes, minority interests and equity in earnings of affiliated companies	98,703	27,036	12,905	922,458
Net income	59,010	26,963	3,009	551,495
Net income per share—basic	¥59.51	¥27.17	¥3.09	55.62	¢
—diluted	¥59.47	¥27.16	¥3.09	55.58	¢
Total assets	1,449,068	1,348,645	1,306,354	13,542,692
Shareholders’ equity	477,144	425,507	395,366	4,459,290
Shareholders’ equity per share	¥481.27	¥428.73	¥398.34	449.79	¢
Capital expenditures	89,019	78,049	70,473	831,953
Research and development expenses	46,448	42,602	39,027	434,093
Number of employees	33,008	31,635	30,666	—

Sales by Operation

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Construction and Mining Equipment	¥1,061,161	¥863,244	¥767,840	$9,917,393
Industrial Machinery, Vehicles and Others	266,455	241,991	236,782	2,490,234
Electronics	107,172	91,183	85,182	1,001,607

Net sales	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Sales by Region

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Japan	¥521,135	¥483,749	¥458,000	$4,870,421
Americas	359,572	277,302	251,371	3,360,486
Europe	203,581	151,619	145,455	1,902,626
China	55,837	87,127	52,465	521,841
Asia (excluding Japan and China) and Oceania	210,861	135,542	123,712	1,970,664
Middle East and Africa	83,802	61,079	58,801	783,196

Net sales	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

The above sales by region are presented based on sales destination and sales to customers.

The United States dollar amounts represent translations of Japanese yen amounts at the rate of $1=¥107.

See Note 1 of Notes to Consolidated Financial Statements.

To All Our Stakeholders

Business Results

We are very pleased to report that the Komatsu Group continued to improve its performance for fiscal 2005, ended March 31, 2005. Consolidated business results for the year renewed the record-high figures in both net sales and profits, registering their third consecutive year of improvements. This growth is supported by business expansion of the construction and mining equipment and all other segments. At the same time, the Komatsu Group achieved all goals of the “Move The World. KOMATSU 5-800” mid-range management plan one year ahead of the original plan for the year ending March 31, 2006.

Management Goals of “Move The World. KOMATSU 5-800” and Results for the Year

	Results for the Year	Goals for March 31, 2006
Sales	1,434.7 billion yen	1,250 billion yen
Operating profit*[1]	101.9 billion yen	80 billion yen
Return on assets (ROA)	7.1%	5%
Net debt-to-equity ratio*[2]	0.70	1 or under

*1	Operating profit is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

*2	Net debt-to-equity ratio = (interest-bearing debt - cash and cash equivalents - time deposits) / shareholders’ equity

Consolidated net sales increased 19.9 % over the previous year, to ¥1,434.7 billion (US$13,409 million, at US$1=¥107), demonstrating the second consecutive year of renewing record-high figures. In the construction and mining equipment segment, the Komatsu Group effectively capitalized on expanded demand worldwide, boosting sales in the world’s largest market of North America and other regions, except for China, where sales declined. In the industrial machinery, vehicles and others segment, sales of forklift trucks, industrial machinery and other products expanded against the backdrop of buoyant market conditions. In the electronics segment, both silicon wafer and polycrystalline silicon businesses increased sales over the previous year, while growth of the semiconductor market slowed in the second half period.

Operating profit reached ¥101.9 billion (US$953 million), up 54.6%, topping the ¥100 billion mark for the first time and setting another record-high figure. Coupled with expanded sales in all business segments, Komatsu Group’s efforts to reduce production costs and increase sales prices offset the negative effects of skyrocketed prices of steel materials and increased expenses resulting from boosted production, and demonstrated further improvement of profitability.

Income before income taxes, minority interests and equity in earnings expanded 3.7 times over the previous year, to ¥98.7 billion (US$922 million), reflecting improved non-operating income, including proceeds from the sale of land for the former Kawasaki Plant, in addition to increased operating profit. Net income for the year increased 2.2 times over the previous year, to ¥59.0 billion (US$551 million). Both income before income taxes and net income represent record-high figures.

Basic Policy for Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering business results, payout ratio and other related matters in a comprehensive manner. Based on this policy, we have set fiscal 2005 year-end per share dividends at ¥6, an increase of ¥2 from a year ago. Together with the interim per share dividends, annual dividends per share increased to ¥11, an increase of ¥4 from the previous year.

Working to enhance the total sum of trust given to us by society and all stakeholders

For the year under review, the construction and mining equipment segment and all other business segments effectively capitalized on market recoveries, expanded both sales and profits and achieved all management goals of the “Move The World. KOMATSU 5-800” mid-range management plan a year ahead of schedule. Having defined 10% or higher operating profit ratio as our next management goal, we are accelerating our efforts to further improve profitability of the Komatsu Group.

Concurrently, we will make efficient use of management resources by facilitating a selective focus based on the criteria of technological advantage and profitability for all our businesses. We will also reinforce our competitive foundation through such measures as strengthening financial position, building on groups of employees with high morale and expanding a competition-based organizational framework. Furthermore, all employees of the Komatsu Group will work on their individual tasks by keeping the importance of compliance, safety and environmental conservation in mind.

Toshitaka Hagiwara, Chairman of the Board and Masahiro Sakane, President and CEO

1.	Improvement of Profitability

The construction and mining equipment segment, Komatsu’s mainstay business, will first work to attain an operating profit ratio of 10% or higher.

In the “Greater Asia” region where the Komatsu Group maintains a strong market position and can expect market expansion, we will double our efforts to reinforce our business operations, including expansion of our customer support networks. In the United States and Europe, we will enhance our market position by introducing DANTOTSU (Unique and Unrivaled) products featuring outstanding performance, while expanding and strengthening our distributors. In Japan, we will continue our efforts to develop and expand a new IT-deployed business model for the rental equipment business. In the mining equipment market where strong demand should continue, we will reinforce our Repair and Maintenance (R&M) business in addition to accelerating sales of the equipment itself. We will also promote differentiation from competitors by developing an autonomous hauling system with off-highway dump trucks and taking other initiatives.

With respect to sales, we provide a finance service, an important marketing tool of manufacturers, in the United States and Australia. We will introduce this service in other regions of the world. Concerning product development, Tier 3 emission standards will be in effect in the United States and Europe in January 2006, calling for a substantial reduction of NOx. We are going to launch new models which meet Tier 3 standards. While working to ensure successful market introduction by placing top priority on maintaining and improving quality, we will also work to enhance profitability by setting appropriate prices for those new models.

In the industrial machinery, vehicles and others segment, related divisions and companies of the Komatsu Group will strive to improve profits by promoting differentiation from their respective competitors, as they continue to introduce new products with unrivaled features. In the electronics segment, we remain steadfast in our determination to improve quality and costs of the silicon wafer business in Japan and Taiwan. For both segments, we will also strive to attain an operating profit ratio of 10% or higher.

2.	Reform of Sales and Production Planning Procedures

The Komatsu Group will work to seize business opportunities and improve production efficiency by detecting any signs of demand change as soon as they surface and responding flexibly to them. By utilizing IT advantages such as our proprietary KOMTRAX asset management system for customers’ equipment, we are well positioned to see real-time market conditions around the world and promote Groupwide reforms of sales and production planning procedures.

To achieve optimal production on a global basis, we will centralize the management of operating conditions of plants around the world and equalize the volume of production for each plant. However, each plant must first attain top-level cost competitiveness in its respective region. To this end, we will promote optimal procurement and logistics reform on a global basis while improving production technologies.

3.	Strengthening Corporate Governance on a Groupwide Basis

The Komatsu Group is working to further strengthen corporate governance to ensure sound and transparent management. Having reduced the number of Board members and appointed external directors and auditors, we are refining the effectiveness of the Board by renovating the operational aspects of the meetings to facilitate thorough discussions of important management matters and prompt decision makings. To improve the reliability of management, we are also steadily working to reinforce our internal control system. Teaming up with Komatsu, our group companies are also strengthening their corporate governance by reforming their Board of Directors and raising their auditors’ capabilities.

We believe our corporate value is the total sum of trust given to us by society and all our stakeholders. To maintain and enhance our corporate value, appropriate information disclosure is fundamental. Social trust is particularly important. Therefore, based on our policy of placing top priority on compliance, all top management officers and employees of the Komatsu Group are required to comply with the Business Rules according to Komatsu’s Code of Worldwide Business Conduct in addition to the laws and regulations.

Centered on the “Spirit of Manufacturers” dedication, Komatsu’s direction remains crystal clear: “We provide the products, (hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of the Komatsu Group in Japan and abroad are determined to fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

June 2005

Toshitaka Hagiwara	Masahiro Sakane
Chairman of the Board	President and CEO

Q: Please sum up Komatsu’s efforts and continuing good business results against the backdrop of dynamic change in the market environment for construction and mining equipment.

Sakane: Thanks to the hard work of all employees of the Komatsu Group and our suppliers, we were able to promptly capitalize on the upturned market conditions for construction and mining equipment and other businesses and thus recorded successful growth in both sales and profits. Sales of construction and mining equipment topped the one trillion yen mark for the first time, supported by excellent overseas results. The Chinese market entered an adjustment phase following overheated growth up until two years ago, but our sales in all other markets expanded. Countries with rich natural resources have been building social infrastructures against the backdrop of price increases for their crude oil and minerals. To excavate those minerals, demand for our mining equipment has also grown around the world. In North America, the world’s largest market, demand surged some 30%. Our sales in the Americas surpassed Japanese sales for the first time.

Operating profit and net income for the year renewed their record-high figures after 22 and 23 years, respectively. Record-high profits also reflect our dedicated Groupwide undertakings of the Reform of Business Structure project since 2001. We have made steady progress in the reduction of fixed costs and improvement of our electronics business. We have also ensured Groupwide internal competition based on the business performance and have provided bonuses accordingly.

Meanwhile, we also incurred higher costs for production and logistics, because demand accelerated far more than we had anticipated. The year taught us two lessons in light of cyclical demand for construction and mining equipment: the importance of predicting demand early and accurately; and the need for having a capability to flexibly respond to change. It’s very urgent for us to further improve the accuracy of our sales and production plans. We are promoting Groupwide reforms so that we will be able to directly and promptly grasp the market conditions around the world by capitalizing on our KOMTRAX and other IT advantages and incorporate such information to our sales and production management.

It was also a great year outside of our business arena. Ayumi Tanimoto, a member of our women’s judo club, won the Gold Medal at the Athens Olympics. I proposed the creation of Komatsu Women’s Judo Club in commemoration of our 70th anniversary and it was established 15 years ago. The supporters’ association was formed at Komatsu last year. I am very glad to see that many employees and other stakeholders are backing up the club.

Q: Komatsu has just attained the goals of the “Move The World. KOMATSU 5-800” mid-range management plan one year ahead of the original plan. Can you share your thoughts concerning the next goals with us?

Management Goals of “Move The World. KOMATSU 5-800” and Results for the Year

	Results for the Year	Goals for March 31, 2006
Sales	1,434.7 billion yen	1,250 billion yen
Operating profit*[1]	101.9 billion yen	80 billion yen
Return on assets (ROA)	7.1%	5%
Net debt-to-equity ratio*[2]	0.70	1 or under

*1	Operating profit is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S. GAAP.

*2	Net debt-to-equity ratio = (interest-bearing debt - cash and cash equivalents - time deposits) / shareholders’ equity

Sakane: In November 2003, we announced our mid-range management plan for the fiscal year ending March 2006. And we have outperformed the plan.

Although we attained all four goals, our operating profit ratio is still unsatisfactory at a 7% level on average for all business segments as well as the construction and mining equipment segment by itself. To further focus Groupwide efforts on profitability, we have set a 10% or higher operating profit ratio as our new goal. Our mainstay business segment of construction and mining equipment is first working to attain the goal. To minimize adverse effects on our production costs, such as boosted price for steel materials, we will strive to further reduce our production costs and increase our sales prices as much as possible. Starting in North America and Europe, Tier III emission standards will be in effect in January 2006, and I assume other players of our industry will also rush to launch new and renewed models on the market, a year of testing the real strength of all players. As I have said before, we are going to replace a large number of current models with DANTOTSU (Unique and Unrivaled) products by capitalizing on this opportunity to achieve an operating profit ratio of 10% or higher.

Q: To increase the operating profit ratio of the construction and mining equipment segment to 10%, it appears indispensable to improve the profitability of the Japanese operation. What measures are you planning?

Sakane: As the Japanese market size has dropped to one third of the peak of fiscal 1991, our market environment is very tough today. When you look at the balance of the global market size, however, the current Japanese situation is not extraordinary. It was just too large back then. To secure earnings, we have restructured our Japanese sales and service operations in line with the shrinking market, while advancing our businesses in downstream markets such as used and rental equipment, parts and services. I believe the essential problem of Japanese profitability is not related to declined demand but to dropped sales prices. Especially in Japan, the market competition for medium-size hydraulic excavators is intense, which has made Japanese manufacturers technologically very competitive. At the same time, the price of Japanese excavators has slid to the cheapest level in the world. While we have worked to increase Japanese sales prices since last year, from now on we are going to successively launch DANTOTSU products with outstanding features. It will be a great opportunity for us to straighten out sales prices.

Q: Komatsu continued to improve business performance overseas during the year. What is your view of the global market from now? Which markets are you going to emphasize?

Sakane: In light of global demand for construction equipment, a big surge in market recovery is gaining momentum centering on “Greater Asia” for the first time after 20 years. For about 15 years, since 1985, Japan, the US and Europe accounted for about 80% of global demand. This was abnormal. Reflecting sluggish economies and political instability, cash didn’t go to the countries which needed to build infrastructure by using construction equipment.

Around 2000, however, the economies began to expand rapidly in BRICs, resulting in the recent tightening of supply and demand of commodities such as crude oil and minerals. I think the price of crude oil represents those of coal and other mineral resources. When the crude oil price is high, the prices of minerals also become high. Those countries, which suffered a lack of cash inflow, are now exporting their commodities for trade revenues and allocating them to infrastructure development and improvement. They also need our machines to develop resources. So, the price hike of crude oil means a tailwind for Komatsu. It used to just be my gut feeling, but we have confirmed a positive correlation between the Dubai crude price and Komatsu’s operating profit in our analysis.

Komatsu is ranked second, still far behind the top international player in the scale of business, but we enjoy a strong market position in Greater Asia, and I believe this market will drive our future market expansion. In the course of our globalization drive, we have gotten our product range and production network in place today. In addition, we have been reinforcing our customer support capabilities intensively in Greater Asia, becoming well prepared for a new era of our growth.

Note:	Demand is based on 7 major products (excluding mini equipment), i.e., 1) crawler-type hydraulic excavator, 2) wheel-type hydraulic excavator, 3) bulldozer, 4) wheel loader, 5) rigid-type dump truck, 6) articulated dump truck, and 7) motor grader.

Q: Please tell us the current condition and future outlook of the Chinese market where demand fell sharply.

Sakane: In China, demand for construction equipment surges after the Chinese New Year. In 2005, it was February 9th and demand shows the same level as it was in 2002. The adjustment phase has continued since May last year, pushing demand down to the 2001 level, but since the Chinese New Year, the rate of monthly decline this year has become smaller compared to the corresponding month a year ago. We can also see an increase in operating hours of our customers’ machines according to the data we get from the KOMTRAX system. So it is very likely that the market bottomed out at the end of 2004.

It’s hard to predict the future outlook. The Chinese government’s macro controls to curtail economic overheating are still in place, but I believe the economy as a whole will enter a stable growth phase with reasonable financial measures. I also believe the government will continue its efforts to correct the regional economic differences, respond to environmental problems and develop competitive industries. In this light, the market recovery will differ in speed and scale, depending on the region and industry. In 2003 the eastern region generated more than half of all demand in China from industrial park development projects and general construction works. So the market recovery will take some time.

KOMTRAX Monitoring Center at Komatsu (China)

On the contrary, in the northeastern and western regions, infrastructure development is buoyant, reflecting the government’s efforts to solve regional economic differences. The demand decline in 2004 was relatively small in these regions, and we can expect some growth in 2005. By industry, aggressive investments should continue in the energy sector, such as oil and coal, as well as in the port and railway industries which transport those raw materials. We can also expect demand to expand in the mining industry which emphasizes more speed through mechanization for larger production capacities. In urban areas, demand for compact machines should also increase for work such as city water pipe installation. The Chinese market has also begun to accommodate growing demand for equipment other than 20-ton class hydraulic excavators which have almost exclusively accounted for demand. In this light, as a full-line manufacturer, we will have great opportunities.

While the Chinese market has definitely become larger, the percentage of Chinese sales in our total sales of construction and mining equipment stands at a mere 3.8% for fiscal 2005. Furthermore, our combined sales in BRICS* account for only about 10%, which encourages me to have a bright future for us.

Note:	*With the capital letter S, Komatsu includes South Africa in the common usage of BRICs, i.e., Brazil, Russia, India and China.

Q: You have just described further growth in demand for your machines, supported by active infrastructure developments in emerging markets. Can you now tell us about Komatsu’s production capabilities in Japan and overseas?

Sakane: Komatsu reduced domestic production capacity by 40% from 1995 through 2000 in response to the market shrinkage in Japan. When we balanced our supply capacity with market demand, demand recovered, especially overseas. Today, demand for our machines for export, large models for mining in particular, is accelerating. So we are expanding our production capacity by investing in bottleneck areas of production and changing the models for production flexibly among our plants worldwide. When demand increases in BRICS, our production capacity will be even tighter. We will expand the production capacity of existing assembly plants by making full use of 28 overseas plants. I don’t think we should build new plants right away.

As for major components such as engines, transmissions and hydraulic units, we are investing in additional production capacity, because the production of hydraulic units and transmissions is concentrated in Japan. Moreover, we are planning to increase our production capacity to a slightly excessive level, as we must be prepared for the Chinese market recovery. The combination of these components is extremely important because it determines machine performance and fuel efficiency. Product competitiveness is derived from it. In view of differentiation from competitors, therefore, we will ensure in-house production and accumulate and refine our technologies.

Many people used to think exports from Japan were not profitable due to the constant appreciation trend of the Japanese yen from the Plaza Accord of 1985 to the mid 90s. Through fact-finding efforts, on the contrary, we have discovered that fixed costs, such as administrative expenses, are high but our production costs are very competitive when compared to U.S. and European makers. This is why I promoted the Reform of Business Structure project centering on the reduction of fixed costs, while consistently encouraging employees to have confidence in the competitiveness of Japanese ways of manufacturing. Of course, I have also emphasized that our overseas plants have many areas to further enhance their competitiveness.

Q: Automakers have made aggressive investments especially in Asia. Please tell us about the current condition and future outlook of Komatsu’s industrial machinery business, which is one of the core operations.

Sakane: Fiscal 2005 sales of the industrial machinery, vehicles and others segment totaled 266.4 billion yen. Of this amount, the forklift business accounted for about 40% and the industrial machinery business including large presses, about 20%. The rest comes mainly from products for Japan’s Defense Agency, Komatsu Zenoah’s agricultural and forestry machines as well as Komatsu Logistics’ transport business. While all these operations have improved their results, the industrial machinery operation recorded excellent orders from automakers for large presses which incorporate new technologies, and we expect further growth in the future.

Needless to say, the industrial machinery market also accommodates big changes in demand. Recently, demand has been expanding against the backdrop of aggressive investments of automakers around the world. We have successfully capitalized on this market environment by introducing new products with unique features. Komatsu Industries led the industry by introducing the H1F and H2F Hybrid AC Servo Press series in 2002. Through CNC controls, these presses achieve outstanding, high-precision forging compared to conventional mechanical presses. The series has also captured growing environmental concerns over noise with a super-low level. With such advantages, the series has become a breakthrough product, recording cumulative sales of over 700 units since its introduction three years ago. Concerning large presses, we developed jointly with our customer, Daihatsu Motor, a new type of large press line. It features a unique pendular mechanism for the feeder which incorporates a linear motor system for the first time in the world. Coupled with advanced synchronization controls of the line, it boasts the world’s highest level of productivity and flexibility. Also, with Toyota Motor Corporation, we have applied our accumulated AC Servo technology for small and medium-size presses to the domain of large presses and developed the world’s first AC Servo press. We are going to deliver this new press to Toyota’s plants around the world. I thought about the title of DANTOTSU products originally for differentiated construction equipment, but these industrial machines also deserve the DANTOTSU title.

Q: Komatsu is negotiating the sale of Advanced Silicon Materials. Has Komatsu changed the policy concerning its electronics business?

Sakane: My stance on the electronics business remains consistent. Specifically, we remove all critical risk factors and transform the business structure into one capable of generating cash by itself so that the operation can make investments while reducing debt. We also help our electronics companies find partners for their further business growth.

First, concerning the silicon wafer business, all manufacturers have started full-scale investments in 300mm wafers. Komatsu Electronic Metals (KEM) already has a line in operation for monthly production of 45,000 pieces in Japan and is investing in facilities to raise the capacity to 75,000 pieces. In addition, they have already decided to build an integrated line capable of monthly production of about 50,000 pieces at their joint ownership company, Formosa Komatsu Silicon (FKS), in Taiwan. The new line is scheduled to start production in 2006.

Their investments are about 11 billion yen in Japan in 2004 and 2005 and about 23 billion yen in Taiwan in 2006 and 2007. They are using their own cash generated from their business, not from our construction and mining equipment business. Moreover, they are making these investments while not increasing borrowings. In fact, their debt totaled 77.1 billion yen on a consolidated basis as of March 31, 1999 and decreased to 44.1 billion yen at March 31, 2005. FKS began production in 1999, and the percentage of their sales in consolidated sales of KEM has been gradually increasing. Business growth of this Taiwan operation should further strengthen KEM’s relationship with the Taiwanese partner. In this regard, I feel certain that the silicon wafer business will grow larger.

Concerning the polycrystalline silicon business, Advanced Silicon Materials (ASiMI) made impressive improvement for fiscal 2005, reflecting buoyant demand for monosilane gas and polycrystalline silicon. We determined that it was most appropriate for the Komatsu Group to sell ASiMI when its value is increasing at this time. We are negotiating the sale of the Butte Plant with Renewable Energy Corporation (REC). In 2002, ASiMI contributed its Moses Lake Plant to establish a joint-venture manufacturer of polycrystalline silicon for solar applications with REC. To ensure stable supply of polycrystalline silicon to KEM and FKS, the Komatsu Group will keep 25% of its equity ownership in ASiMI, but ASiMI will be managed by this joint venture partner.

Q: Komatsu has been known over the years as a company with superior quality control. Please tell us about the objective of the NQ-5 Promotion Department which was established recently. What do you think of as important to promote Kaizen (improvement) activities and enhance corporate strength?

Sakane: N stands for new and Q for quality, and 5 represents 1) jobsite, 2) reality, 3) actual case, 4) origin, and 5) bringing to light. By taking a leadership role of getting all employees involved, the new department is in charge of promoting activities designed not only to enhance our Quality and Reliability commitment but also to strengthen jobsite capabilities of production and development and reform administrative processes.

A variety of methods for Kaizen are available, such as quality control which is our stronghold and the U.S. style Six Sigma. As we stress the power of manufacturing, it is essential for us to diligently turn the cycle of the basic concepts of quality control, which are Plan, Do, Check and Act and continuously advance our Kaizen efforts.

When engaging in these activities to enhance our jobsite capabilities and corporate strength, I always emphasize the importance of fact finding. There are things which you might take for granted or think as a common sense. But when you take a closer look at them and try to find the facts, you will be able to see them from a different angle and come up with new ideas for Kaizen.

Another important matter is what I call Show and Share. Bring to light or show the facts you found and share them with others. Because when you move on without finding the facts, you will be carrying problems with you. This concept of Show and Share is not limited to quality control but is also related to corporate strength. Development of an open corporate culture in which problems are communicated to top management and disclosed to all stakeholders is extremely important for compliance.

Q: Corporate social responsibility is becoming more and more important today. Concerning accountability to stakeholders and compliance, what do you always emphasize?

Sakane: Since I became president, I have consistently continued direct communications with not only shareholders but also employees, suppliers, sales and service distributors on all possible occasions such as the announcement of our business results. I believe corporate value is the total sum of trust given to us by society and all stakeholders and that direct communications are an important means to build up this trust. By talking with stakeholders and disclosing appropriate information as often as possible, we can not only minimize the so-to-speak “surprises” but also share the direction and issues of the Komatsu Group with them.

Of all trust, social trust is so fragile that it can become zero even with one problem. I believe it is virtually impossible to prevent all problems at any company. While preventive efforts are of course important, I advocate the importance of disclosing problems as soon as possible and responding to them promptly.

Like other management tasks, compliance cannot be achieved by Komatsu Ltd. alone. There are many instances in which one problem caused by one company of a corporate group has brought about critical damage to the entire group, including the parent company. Thus, compliance can be achieved only when it is promoted Groupwide as one dedicated team under the leadership of a core company. Compliance is a very critical matter which can affect customers, shareholders, employees, suppliers and even their families. For this reason, each and every management officer must tackle compliance by transcending his or her area of responsibility.

Internal meeting held at Head Office in Tokyo, where he explained the business results for fiscal 2005 and discussed the current management issues and policies, followed by questions and answers.

Feature Story

COMMITMENT

• • • We believe our corporate value is the total sum of trust given to us by all our stakeholders and societies around the world. To maximize this value, we remain committed to our management fundamental of Quality and Reliability which applies to not only products, but also organizations, operations and people.

Feature Story

CUSTOMER SUPPORT

Our “Spirit of Manufacturers” competitiveness is not limited to products but extends to customer support. This is because our products are capital goods which are expected to meet the demanding needs of customers. Our customer support is based on the commitment to ensure that our customers can use their machines in complete confidence and at a minimum cost.

1. Mining Equipment

From coal to diamonds, our machines work in all kinds of mines around the world, which – most likely – operate round the clock. Productivity is the key to success of our customers, and thus we stand by them, making sure that Komatsu machines perform to the expectations of customers, whether they are deployed at temperatures of minus 50 Celsius in Siberia or above 50 right on the equator.

JoiFUL Program: Working together for success

For large-scale mining operations, Komatsu offers the JoiFUL (Joint Follow-Up Log) program, in which Komatsu Group companies, distributors and customers regularly meet to discuss ways of improving operating efficiency and reducing operating costs of deployed machines. In the meetings, all parties identify problems, define solutions, set the deadlines for follow-up work, and confirm the results mutually for successful mining operations.

VHMS & WebCARE: Deploying IT applications to optimize productivity

Our Vehicle Health Monitoring System (VHMS) monitors the conditions of main components such as engines, transmissions and hydraulic units of our mining equipment and provides real-time and stored information. The information is analyzed and used for machine maintenance, trouble shooting and preventive maintenance. The maintenance crew can access this information which is obtained from the sensors mounted at main components by directly hooking their laptop computers to the VHMS controller on the machine or via telecommunications satellites (optional). In the latter case, they can access real-time information of the machine in operation.

Designed for comprehensive analyses of the machines, WebCARE is a database on the web for VHMS and other monitored data. This database is accessible by Komatsu’s divisions which work together to provide technical support to distributors. It is also accessible by registered distributors and helps them, for example, develop optimal maintenance schedules in addition to producing weekly reports for their customers concerning machine health evaluations and operating conditions.

Installed in the mining equipment, the VHMS

controller stores data which is being

downloaded to a laptop computer.

VHMS and WebCARE are available to six large dump truck models, three large hydraulic excavator models, two large wheel loader models, and two large bulldozer models. Some 600 units of Komatsu mining equipment are equipped with VHMS around the world today. By taking advantage of these two systems, Komatsu and distributors, as a single team, work to facilitate the reduction of repair expenses for customers’ machines, helping them improve their operating costs and maximize their productivity.

Supporting gold mining in Siberia

The Krasnoyarsk territory, located in the center of Siberia, covers several climate zones, including tundra, taiga and arctic desert and is rich in subterranean resources, such as coal and gold.

Komatsu has sold 32 units of the HD785 dump truck to ZAO Polyus, the gold mining division of Norilsk Nickel (MMC) JSC, the largest producer of platinum group metals in Russia. Twenty-two units have been delivered to Polyus’ Olimpiada gold mine which produced 23 tons in 2004. The mine is in operation round the clock with two shifts of workers.

To support non-stop operation of this mine located about 600 kilometers north of Krasnoyarsk, Komatsu Moscow Office stations Sergey Lyalin as jobsite manager. While he supports Polyus mechanics with repair and operator trainings, he also works with the distributor of Komatsu machines in parts supply. To prevent mechanical trouble, he supervises the PM Clinic service, a periodic diagnosis program for equipment, the VHMS and WebCARE program, and develops proposals for the timing of overhauling and other recommendations.

Demonstrating the integrated strength of Komatsu technologies of Japan, Europe and the US for coal production in Siberia

Yakutugol Company is the largest coal mining company of the Republic of Sakha in the Far East region. The company produced 8.5 million tons of coal, almost exclusively from its Nerungrinsky open pit mine in 2004, consisting of 5.3 million tons of coaking coal and 3.2 million tons of steam coal.

Since 1979 Komatsu has continued to deliver a large amount of mining equipment from Japan, including bulldozers, dump trucks and wheel dozers. In more recent years, the Komatsu Group has supplied 22 units of the 830E dump truck made by Komatsu America Corp. (KAC), two units of the PC5500 hydraulic excavator made by Komatsu Mining Germany GmbH (KMG) and six units of the D275A bulldozer from Japan. In October 2004, we received an order for 6 units of the 830E and 2 units of the PC8000 hydraulic excavator.

Also in October 2004, the Komatsu Group held the first JoiFUL meeting with this customer, and has held the meetings every month since then. To ensure the non-stop operation of Komatsu machines, the Komatsu Group has formed an exclusive support team with David Pearce from KMG as jobsite manager under coordination of the Moscow Office of Komatsu Ltd. Consisting of four other members from Komatsu in Japan, KAC, KMG and Cummins Inc., our strategic U.S. partner of engine research, development and production, the team supervises the operation and maintenance (preventive, predictive and proactive) as well as trouble shooting and repair of the machines.

Showcasing the success of IT applications in Indonesia

PT Adaro, the largest coal mining company of Indonesia, produces exceptionally clean coal known as “Envirocoal” in South Kalimantan Province, Indonesia.

PT Pamapersada Nusantara (PAMA), Indonesia’s largest contractor for mine companies operating in Indonesia, works for this mine owned by PT Adaro. Since its establishment in 1992, PAMA has purchased over 1,000 units of our mining equipment through our 32-year partner, distributor PT United Tractors Tbk. Working with United Tractors for the above mine, Komatsu has signed the Repair & Maintenance (R&M) contract and introduced the VHMS for 14 units of the HD785 dump truck.

JoiFUL meeting held with United Tractors and PAMA in Jakarta, Indonesia

For the R&M contract between United Tractors and PAMA, Komatsu began research on the site in September 2003 and set the following three objectives: 1) to introduce preventive maintenance know-how, 2) to determine and apply optimal overhaul timings of main components, and 3) to set the work load designed to predict the lifetime of components more accurately.

Compared to the conventional overhauling which requires a long period of machine downtime, we were able to overhaul the components at optimal timings as planned, maintaining the operating efficiency of well above 90% for 14 HD785 dump trucks owned by PAMA, while PT Adaro secured a cost-effective production volume. We have also attained the parts availability of over 90% at the Reman center which overhauls and supplies the components, while reducing the excessive inventory of parts.

United Tractors, Singapore-based Komatsu Asia Pacific Pte Ltd, our regional headquarters for Asia and Oceania, and Komatsu in Japan, are working together as a team to support PAMA by analyzing operating data, solving technical problems, developing overhaul plans and so forth.

Komatsu Australia: Going B2B

Komatsu Australia Pty. Ltd. (KAL) launched a business-to-business (B2B) system in early 2003 and has since extended its reach particularly to major mining clients, such as Rio Tinto, BHP Billiton and Anglo operating in Australia and New Zealand. Through this on-line parts ordering system based on web interface (www.komatsu.com.au), registered customers can directly access KAL’s database for price and availability of parts and place their orders from their nearest parts warehouse by individual part number. They can also place orders simply by clicking on the detailed plan views of all components and their individual parts according to machine model, because the system gives registered customers access to the official Komatsu parts books.

A customer accesses KAL’s online parts-ordering system from his desktop PC.

This system benefits both customers and KAL. In addition to reduced downtime of their machines and enhanced convenience, customers express that they have also been able to make substantial improvements in administrative productivity. For Komatsu Australia, parts people are now better focused on value-adding activities for customers, such as proposing best applications of attachments and preparing optimal spare parts.

2. Construction Equipment

KOMTRAX: Offering effective support to customers and distributors in China

Our proprietary KOMTRAX asset management system for customers’ equipment transmits mechanical information every hour concerning machine location, daily and cumulative hours of operation, fuel consumption, radiator temperature and replacement schedule for oil and filter, in addition to real-time alerts when abnormal conditions, such as clogging of filters, are detected.

In China under the leadership of Komatsu (China) Ltd. (KC), Komatsu has led the construction equipment industry in providing new support programs by taking advantage of the KOMTRAX system. KOMTRAX has been installed on our hydraulic excavators as a standard feature since February 2004. KC created the KOM-TRAX Monitoring Center with three full-time staff members in March 2004 and has commenced comprehensive support to customers and distributors. As of April 30, 2005, we offer services based on KOMTRAX information to over 3,600 machines throughout China. We also provide KOMTRAX users with a more convenient information system which allows them to access information concerning their machine conditions from their cellular phones in addition to personal computers.

KC has given KOMTRAX trainings to its distributors throughout China, and they have established support programs based on daily information from the KOMTRAX system. In addition to trouble shooting and repairs based on the information, they develop periodic inspection plans and provide inspection according to service meter readings, ensuring their customers that they can use their machines with peace of mind. Komatsu is also using real-time service meter readings for prompt assessment of market changes and incorporating it to further improve sales and production planning.

Parts Supply Structure: Reorganizing global supply chain management

Construction equipment is also capital goods required to work in demanding conditions. Like mining equipment, the downtime of machines is a very serious problem for customers. While the total number of parts for Komatsu machines, including older models, reaches 1.3 million, we handle some 300,000 items to keep at hand to support our customers’ efficient work. During the year under review, we embarked on the restructuring of our parts depots worldwide in order to ensure next morning delivery of parts, while promoting optimal inventories of the Komatsu Group, including our distributors.

In the world’s largest market of North America, we conventionally supplied parts to all our distributors across the country from the Parts Center in Ripley, Tennessee. Komatsu America Corp. (KAC), our regional headquarters for the Americas, has been working to establish sub-depots in strategic areas. In January 2004, KAC established a sub-depot by consigning the storage and retrieval of parts to a distributor based in Pittsburgh, Pennsylvania. KAC is planning to open its own depot in Las Vegas, Nevada in June 2005. By the end of 2005, KAC is planning to open depots in Colorado, Minnesota, and Oregon. Ultimate plans call for two more depots, one each in Texas and Florida. With seven sub-depots and the Parts Center, KAC plans to ensure next morning delivery of parts nationwide.

In Europe, following the consolidation of European marketing capabilities to Komatsu Europe International N.V. (KEISA), our regional headquarters for Europe, in November 2003, KEISA commenced the Komatsu Europe Parts Operation (KEPO) in January 2004 by consolidating former parts depots according to machine types in Hannover, Germany and Noventa, Italy and Vilvoorde, Belgium to Vilvoorde Parts Depot. As part of this move, KEISA unified its parts ordering system, simplifying order placement processing on the part of distributors and extending the next morning delivery zone, while reducing distributors’ inventories. KEISA has also completed expansion of its warehouse for parts, reinforcing its capabilities to supply parts to 60 countries in Europe including eastern Europe, the Middle East and Africa.

Also in China, where we can expect steady, long-range market growth, we have opened parts depots to establish 24-hour delivery in a greater area as soon as possible.

Komatsu Europe Parts Operation (KEPO)

3. Human Resource Development

Global Training Institute: Facilitating the training of customer support managers

Our construction and mining equipment is used worldwide, and thus it has become ever more important for us to demonstrate the Quality and Reliability in customer support at the jobsites of our customers and/or distributors around the world. To this end, we offer our original 13-week Gobal Training Institute (GTI) to foster the growth of candidates for key managerial positions of our customer support operation which underlines the Win-Win-Win (customer-distributor-Komatsu) relationship. GTI covers 120 subjects, which include not only customer support tools but also management policy, strategies, quality assurance, marketing and leadership.

Our equipment is also developed and manufactured around the world, and thus GTI courses are held in Japan, Italy, Germany and the United States to provide hands-on machine training of different types of equipment. On February 28, 2005, we kicked off the second GTI in Japan with 14 selected participants from 11 companies in 10 countries, including one person from PT United Tractors Tbk, our Indonesian partner.

Participating in GTI

Heri Puji

Senior Service Engineer

Customer & Product Support

Komatsu Asia & Pacific Pte Ltd

“I have already learned so many things from the five-week intensive program in Japan. Particularly, I have acquired some useful service management skills, and I am most impressed by Kaizen continuous improvement based on the cycle of Plan, Do, Check and Act phases. This approach for continuous improvement should be very useful and effective for me when I go back to work in Indonesia.

Another big plus for me is that in a very friendly and open atmosphere I have gotten to know other Komatsu people from around the world with different cultures and work experiences. I now feel that we will be able to continue to work together as one special team by exchanging ideas and helping each other even after we go back to our companies.”

Widjaja Kartika

Deputy General Manager

Mining Division

PT United Tractors Tbk

“This is a very special moment for me thanks to Komatsu. I feel very privileged, as the first member from UT, an independent distributor of Komatsu in Indonesia, to participate in GTI with Komatsu people from around the world. In addition to extensive technical information about Komatsu machines, I have gained a very clear understanding of Komatsu’s long-term business strategies.

As I serve mining contractors from different countries working in Indonesia, having global perspectives is very important for my job. In this program, we have learned a lot from one another as we have shared our different experiences in solving problems. Having met everyone in person, it will be easier for me to call them directly for advice and suggestions in the future.

Komatsu and UT have built up a solid partnership of trust over the years, generating synergy for mutual growth. Through programs such as this, we can look forward to a new vector of synergy.”

Feature Story

CORPORATE GOVERNANCE

To become a company which enjoys the continuously growing trust of its shareholders and all other stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve the transparency of the management to shareholders and investors, we disclose information in a fair and timely manner and actively engage in investor relations activities by holding meetings in Japan and abroad to explain business results.

Organizational Framework

Organizational Profile

In 1999 we introduced the executive officer system and have since worked to separate management decision-making and supervisory functions from executive functions within the confines of the law. At the same time, we reduced the number of members of the Board of Directors so that directors would be able to discuss important management matters thoroughly and make decisions promptly.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also strictly supervises and oversees the execution of management duties by the representative and other directors. Of the 10 directors on the Board, we have increased the number of external directors from two to three to further ensure management transparency and objectivity.

With respect to four statutory auditors, we have consistently made sure that half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate audits by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

Concerning the compensation of directors, we established the Compensation Council with a majority of external experts in 1999 and have since utilized the results of discussions to revise the compensation system for directors. We have also entered into consultation contracts with a multiple number of law firms, receiving advice on important legal issues as needed, and thus are working to reduce legal risks.

<International Advisory Board>

In 1995 we established the International Advisory Board (IAB) to receive advice and suggestions from foreign experts for the implementation of important globalization strategies. IAB consists of four foreign advisers and top management officers of the Komatsu Group. It meets twice a year to discuss and engage in information exchange and incorporates the results in our strategies. In 2004 we started the fourth session of IAB with new advisers. We have held a total of 20 IAB meetings since the first one.

Compliance

We are working to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, and correctly understands and implements the business rules stipulated in Komatsu’s Code of Worldwide Business Conduct (revised five times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key senior officers and the representative of the labor union, with the auditors participating as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters.

The 20th International Advisory Board was held in June 2005.

To promote proactive participation designed to enhance corporate ethics on a Groupwide basis, we have assigned the duty of compliance to a director and have established the Compliance Department, a compliance-exclusive organization responsible for continuous management and guidance. We have also established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of the Komatsu Group.

Internal Control

Subject to the Sarbanes-Oxley Act of the United States of America, Komatsu is steadily improving the internal control system required for financial reporting and timely disclosure of information.

We also have a system to carefully control and supervise the management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-ranking employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad.

<Response to the Controls Requirements of Sections 302 and/or 404 of the Sarbanes-Oxley Act>

In April 2004, we created the Internal Control Development Group in the Corporate Accounting Department at Tokyo Head Office, which commenced preparation efforts as the exclusive project team for the Sarbanes-Oxley Act. With the Internal Control Development Group playing the leading role, all business units and Komatsu Group companies have worked together, making steady progress to meet the requirements of the Sarbanes-Oxley Act. Overseas subsidiaries, under the leadership of regional headquarters, are also preparing to follow the Sarbanes-Oxley Act while considering the conditions of host countries.

Audits by Internal Audit Department, Statutory Auditor and Independent Public Accounting Firm

Under the leadership of the Internal Audit Department, we form internal audit teams which are joined by staff members of the Legal, Compliance and other departments. Internal audit teams regularly audit business bases, subsidiaries and affiliated companies, both in Japan and overseas, evaluate the effectiveness of their internal control, reinforce their risk management and work to prevent frauds and errors.

Statutory auditors form an audit opinion and inspect the appropriateness of audits conducted by independent public accounting firm by observing audits conducted by the Internal Audit Department and those by the independent public accounting firm. In addition to receiving reports from the independent public accounting firm concerning its audits of Komatsu’s non-consolidated and consolidated financial statements, statutory auditors also work to facilitate information sharing by holding meetings regularly with the independent public accounting firm, including exchanging opinions concerning audit plans.

Statutory auditors, the Internal Audit Department and the independent public accounting firm collaborate with one another by regularly holding meetings for opinion exchange and taking other initiatives, and engage in efficient and effective audits.

Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to identify a variety of risks surrounding companies and prevent and/or mitigate (or minimize) the impact, should a risk occur.

The Risk Management Committee, established in 1996, devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

Reassessment of Director’s Remuneration System

In 2004 Komatsu reassessed the director’s remuneration system in order to link it more directly with business performance of Komatsu Ltd. Concerning the auditor’s remuneration, in light of his independence of the management, Komatsu will discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in fiscal 2006, ending March 31, 2006. Komatsu has also started reducing and phasing out the retirement bonus system for directors, auditors and executive officers.

Feature Story

ENVIRONMENTAL CONSERVATION

Promoting Environmental Conservation Efforts

We have defined environmental issues as one of our important management tasks and organizationally promoted our efforts early on. In 1991, we built our environmental management framework by creating the Earth Environment Committee chaired by the president (currently the director responsible for supervision of environment). In the following year, we established the Komatsu Earth Environment Charter and embarked on our efforts to reduce environmental impact in our business operations, centering on our mainstay business of construction and mining equipment, as the matters that Komatsu can and must do.

In July 2003, we revised this charter and set three new principles: 1) contributions to realization of sustainable society, 2) simultaneous realization of environmental and economic performance, and 3) observance of corporate social responsibility. Simultaneously, we created the Environmental Affairs Department to expand our environmental conservation efforts in all our business operations and promote environmental management on a consolidated basis, including overseas manufacturing subsidiaries.

Voluntary Audit: Working to remove environmental risks

Since 1997, the Komatsu Group had audited its manufacturing facilities in Japan by qualified auditors of the Group for the main objective of ISO14001 certification. As a result, all our manufacturing facilities in Japan had acquired ISO14001 certification by the end of March 2003. However, those audits based on ISO14001 are primarily designed to inspect functional effectiveness of the environmental management system at each facility, and thus they are not necessarily capable of identifying potential environmental risks at the facility. In 2004, we restarted voluntary audits with more focus on the contents of environmental performance. Internal auditors of the Komatsu Group evaluate facilities other than their own by using the Komatsu Environmental Check Sheets and findings are shared for further improvements for not only the audited facility but also on a Groupwide basis.

During the fiscal year under review, our Awazu and Osaka plants as well as the Nagasaki Plant of Komatsu Electronic Metals Co., Ltd. were inspected by our auditors, and all received high marks. In particular, Komatsu Electronic Metals’ Nagasaki Plant attained almost perfect scores, although the plant uses a large amount of chemical substances in the production of silicon wafers.

Looking ahead, we are going to extend this voluntary audit program to overseas plants of the Komatsu Group by incorporating their needs to the Komatsu Environmental Check Sheets, in addition to ISO14001 audits.

For the details such as figures and goals related to Komatsu Group’s environmental measures as well as environmental accounting, please refer to our Environmental & Social Report 2005 to be issued in July 2005. The web version is available at http://www.komatsu.com/

Relationship Between Komatsu Group’s Business Activities and the Environment and Society

The Second Global Environmental Affairs Held in Tokyo Head Office: Stepping up global, Groupwide efforts

To step up our efforts in environmental management on global and Groupwide bases, we called in 11 people in charge of environmental affairs at our overseas manufacturing subsidiaries operating in 10 countries around the world. On January 25, 2005, the first day of their 4-day meeting, President, Director in charge of environmental affairs, and managers from production, development, logistics and other related divisions explained Komatsu’s stance and ongoing efforts concerning environmental conservation, followed by active questions and answers with participants from overseas. On the second day, all participants made presentations on environmental conservation efforts at their companies and exchanged opinions about the differences in regulations by country, the status of industrial waste disposal/treatment as social infrastructure, their measures, future tasks and other matters. On the third day, all participants toured our Mooka and Oyama plants in Tochigi Prefecture, where they observed treatment of waste water, energy saving activities, recycling of cast sand and other conservation efforts. On the final day, they observed an assembly line for large equipment, where computer-programmed large screens are installed to display assembly instructions for given tasks, paint booth during their tour of the Osaka Plant. While they gained a better understanding of Japanese innovations and facilities during their plant tours in Japan, they also introduced ideas and measures in place at their plants.

To facilitate information and personnel exchanges among overseas subsidiaries operating in the same regions and further strengthen collaboration of the entire Komatsu Group, we are planning to hold regional environmental affairs meetings in the United States, Europe and Asia where the Komatsu Group engages in production.

Highlights of Presentations by Overseas Members

Company*	Business Segment	ISO14001	Highlights

BKC (Thailand)	Construction & Mining Equipment	Certified in September 2001	Employing its own standards which are stricter than legal requirements for air and water emissions.

FKS (Taiwan)	Electronics (Silicon wafers)	Certified in March 2001	Working to achieve Zero Emissions.

Hensley (U.S.A.)	Construction & Mining Equipment	Planned for 2005	Preventing the leakage of rainwater to the adjacent creek from the plant even when it rains hard.

KAC (U.S.A.)	Construction & Mining Equipment	Chattanooga: Certified in April 1998 Candiac: October 1999 Peoria: March 2002 Newberry: March 2004	Having an external audit twice a year.

KDB (Brazil)	Construction & Mining Equipment	Certified in January 2002	Reducing the amount of SOx by changing the fuel for casting from heavy oil to LPG

KFAB (Sweden)	Construction & Mining Equipment	Certified in October 2003	Increasing procurement from ISO14001-certified suppliers

KI (Indonesia)	Construction & Mining Equipment	Certified in June 2000	Placing special emphasis on regular inspection and repairs of gas pipes which are adjacent to the ocean.

KOHAG (Germany)	Construction & Mining Equipment	Certified in September 2000	Separating rainwater from waste water to wash equipment before shipment. Checking on suppliers for their environmental measures every two years.

KUE (Italy)	Construction & Mining Equipment	Certified in November 2001	Launched LCA program in 2004. Studying the use of powdered paint which is more environmentally friendly than regular paint.

KUK (U.K.)	Construction & Mining Equipment	Certified in December 1998	Publishing environmental reports annually since 2001. Internal auditor inspects important items twice a year and other items once a year.

LTK (India)	Construction & Mining Equipment	Certified in June 1999	Built a management system which integrates environmental conservation, safety and health in 2004.

Note:	*Full company names for the above abbreviations are as follows (in order of presentations): BKC, Bangkok Komatsu Co., Ltd.; FKS, Formosa Komatsu Silicon Corporation; Hensley, Hensley Industries, Inc.; KAC, Komatsu America Corp.; KDB, Komatsu do Brasil Ltda.; KFAB, Komatsu Forest AB; KI, PT Komatsu Indonesia Tbk; KOHAG, Komatsu Hanomag GmbH; KUE, Komatsu Utility Europe S.p.A.; KUK, Komatsu UK Ltd.; and LTK, L&T-Komatsu Limited.

Review of Operations

Review of Operations

Construction and Mining Equipment

Consolidated sales of construction and mining equipment climbed 22.9% over the previous year, to ¥1,061.1 billion (US$9,917 million), topping the one trillion mark for the first time, supported particularly by boosted overseas sales.

Overseas, the Komatsu Group effectively capitalized on expanded demand worldwide, except for the Chinese market which has entered an adjustment phase, and expanded sales 31.1% over the previous year, to ¥789.6 billion (US$7,380 million), renewing the record-high figures for the third consecutive year. With accelerated sales in North America, in particular, coupled with expanded sales in Latin America where natural resource development was burgeoning, sales in the Americas surpassed Japanese sales for the first time.

Sales in Japan increased 4.1% over the previous year, to ¥271.4 billion (US$2,537 million).

Segment profit for the construction and mining equipment business expanded 45.5% over the previous year, to ¥78.4 billion (US$733 million). Sharp price hikes of steel materials and an increase in expenses resulting from rapid expansion of production were offset by boosted sales as well as continued efforts to reduce production costs and improve sales prices.

Japan

Although private-sector capital investments increased moderately, public-sector investments continued to decline in Japan. Construction investments as a whole declined slightly from the previous year. However, exports of used Japanese equipment remained brisk to meet thriving overseas demand, which facilitated renewals of equipment centering on hydraulic excavators, resulting in continued increase in demand for new equipment in Japan. The Komatsu Group worked to increase sales prices and reinforce the service business based on the KOMTRAX asset management system for customers’ equipment, while expanding sales of new machines. The Komatsu Group also worked to expand the used equipment business, primarily through Komatsu Used Equipment Corp. and improve management efficiency of affiliated rental equipment companies. As a result, sales in Japan increased from the previous year.

Expanding Production Capacity in Japan

In response to expanding demand worldwide for construction and mining equipment, we have been working to improve our production capabilities. Concerning main components, such as engines and hydraulic units, we manufacture them mainly in Japan and supply them to our assembly plants around the world. Therefore, we have continued to make investments in facilities since 2003, reinforcing our production capacity.

In December 2004, we launched the production of the PC3000 hydraulic excavator for mining use at the Rokko Plant in Kobe City. While Komatsu Mining Germany GmbH has previously engaged in concentrated production of our super-size hydraulic excavators such as the PC3000, we have expanded our production capacity by adding the Rokko Plant to meet thriving demand for mining equipment worldwide. The first machine from the Rokko Plant was shipped to an Indonesian customer in March this year.

The Tenth Anniversary of Auctions of Used Equipment

Komatsu Used Equipment has recently celebrated the 10th anniversary of its auctions of used construction equipment. Since their first auction in 1994, they have welcomed customers from over 20 countries at their Yokohama, Kobe and Fukuoka centers. Today, around 7,000 machines are traded annually at these centers, placing their centers as one of the best auction sites for used equipment held in Japan. During their auction in November last year, the 30,000th machine on a cumulative basis was traded. The Komatsu Group has concerted its efforts to expand so-called downstream businesses such as rental and used equipment, and parts and service. In particular, their auctions have been very popular, reflecting strong overseas demand.

The Americas

Sales in the Americas climbed over the previous year, fueled by expanded demand for construction equipment against the backdrop of buoyant construction investments in the United States, coupled with big growth in demand for mining equipment.

In North America, under the leadership of Komatsu America Corp. (KAC), the Komatsu Group aggressively worked to expand sales of products, improve customer support capabilities and reinforce distributors. Also during the year, KAC’s Chattanooga Manufacturing Operation in Tennessee commenced production of articulated dump trucks to meet brisk sales backed by their excellent market evaluation. In Central and South America, sales of mining equipment remained strong, especially those of large dump trucks, resulting in a substantial gain in sales in these regions.

Becoming Preferred Supplier for Rio Tinto, World’s Largest Mining House

We have won the status of preferred supplier from Rio Tinto, one of the world’s largest mining houses, allowing us to deliver our large equipment for use in their mines around the world. As Rio Tinto is expected to invest over US$1 billion in the next five years, we will be treated as an important supplier of large hydraulic excavators and bulldozers in addition to dump trucks. Our machines will be produced by our plants in Japan, Germany and North America, and we are going to provide them with technological support to improve productivity, safety and environmental conservation in addition to maintenance.

Demonstrating Full-Line Offerings at CONEXPO 2005

CONEXPO 2005, the world’s largest-scale tradeshow for construction equipment, was held in Las Vegas in the United States in March 2005. CONEXPO is held every three years, and the CONEXPO 2005 accommodated the exhibitions of 1,968 construction equipment-related companies from around the world and attracted over 120,000 visitors. The Komatsu Group, under the leadership of KAC, displayed 25 models, ranging from large equipment, such as the PC1800 hydraulic excavator, HM300 articulated dump truck and WA700 wheel loader, to the PC09 mini excavator.

One Hundred 930E Dump Trucks in Operation

Since 1998 KAC has delivered 930E super-large dump trucks to CODELCO Chile, the world’s largest copper producer. In March 2005, KAC recorded the cumulative total of 100 units of delivery. Our 930E dump trucks are supporting round-the-clock, year-round operations of CODELCO’s Chuquicamata and Radomiro Tomic copper mines in northern Chile.

Europe and CIS

While demand stayed firm in Europe, the Komatsu Group carried out aggressive sales activities in concert with the market introduction of over 20 renewed and new models. Together with the positive effects of full-scale entry to the forestry equipment market by Komatsu Forest AB, European sales increased sharply over the previous year. In the Commonwealth of Independent States (CIS: former Soviet republics), sales advanced, centering on mining equipment and pipelayers for construction of pipelines for oil and natural gas. In particular, a long-term supply agreement with the government of Turkmenistan, which extends to 2010, creates a bright outlook for continuous large-lot orders for equipment. The Komatsu Group worked to improve customer support capabilities by opening a local office and training center.

China

The construction equipment market in China, which had expanded rapidly in the last few years, has slowed substantially since May 2004, adversely affected by the Chinese government’s credit-squeeze measures and consolidation of industrial parks. While the fall in demand stopped in the last half period, sales in China decreased from the previous year. The Komatsu Group responded promptly to this market change by analyzing real-time information concerning the operating conditions of KOMTRAX-equipped machines. The Komatsu Group also completed inventory adjustment at an early phase of the demand decline, and worked to secure profits by cutting back fixed costs and thoroughly managing credits. Under the leadership of Komatsu (China) Ltd., the Komatsu Group restructured and reinforced its distributor network and broadened the product range of locally produced equipment, getting prepared for future market recovery.

Asia & Oceania and the Middle East & Africa

Sales in Asia & Oceania expanded sharply over the previous year, as the Komatsu Group captured expanded demand for mining equipment in addition to brisk demand for hydraulic excavators and other construction equipment. Especially in Asia, sales doubled over the previous year, supported by buoyant sales of mining equipment, including excellent sales of large dump trucks in Indonesia.

In addition to sales in Turkey, with its good economy, sales in the Middle East accelerated against the backdrop of thriving construction investments in oil producing countries with expanded revenues from increased prices of crude oil. Sales in Africa also made a substantial gain, centering on mining equipment.

Bangkok Komatsu: Celebrating the 10th anniversary

In March 2005, Bangkok Komatsu Co., Ltd. (BKC) celebrated its 10th anniversary. While the Thai market for construction equipment was seriously impacted by the currency crisis of 1997, BKC has since grown steadily as an export base of the Komatsu Group. In response to expanded demand for construction equipment worldwide, BKC doubled the production capacity for its mainstay PC200 medium-size hydraulic excavators, building up the monthly production capacity of 200 units in fiscal 2005. BKC exports about 80% of all units today.

Review of Operations

Industrial Machinery, Vehicles and Others

Consolidated sales of industrial machinery, vehicles and other products and services increased 10.1% over the previous year, to ¥266.4 billion (US$2,490 million). Of this amount, Japanese sales improved 11.1% to ¥193.4 billion (US$1,808 million), while overseas sales reached ¥73.0 billion (US$683 million), up 7.5% over the previous year.

Subsidiaries engaging in industrial machinery, such as forklift trucks, sheet metal and forging machines as well as agricultural and forestry equipment such as chainsaws improved both sales and profits. Similarly, while Komatsu’s sales to Japan’s Defense Agency increased, Komatsu Logistics Corp. and Komatsu Engineering Corp. also stepped up both sales and profits. Combined with continued efforts to cut back fixed costs, segment profit made an impressive gain of 49.8% over the previous year, to ¥16.8 billion (US$158 million).

<Forklift Truck Business>

Komatsu Forklift Co., Ltd. effectively capitalized on expanded demand in Japan and overseas, and stepped up sales for the year. As part of the move to reinforce its business set-up in the expanding Chinese market, Komatsu Forklift established Komatsu Forklift Manufacturing (China) Co., Ltd. in Jining, Shandong Province in August 2004. Komatsu Forklift has been expanding its sales and service network since its establishment of a sales subsidiary in Shanghai in 2003. With this manufacturing subsidiary, Komatsu Forklift is well positioned to strengthen its supply capability. Komatsu Forklift Manufacturing (China) plans to start mass production of 2- to 3-ton engine-driven forklift trucks in the fall of 2005.

LEO-NXT-V Series

During the year, Komatsu Forklift launched the LEO-NXT-V series by renewing its mainstay engine-driven forklift trucks. The new series is designed to meet a diverse range of customer needs, including improved operability, economy and environmental friendliness. By positioning the new series as its world standard models, Komatsu Forklift introduced them simultaneously in Japan and overseas in order to further enhance its market position in Japan, the United States and Europe.

<Industrial Machinery Business>

Komatsu Industries Corporation expanded sales for the year by capturing increased demand for medium-size presses to automobile manufacturers. At the same time, Komatsu Industries broadened the line of the Hybrid AC Servo Press series for which it continued to receive brisk orders, while incorporating the AC Servo mechanism to auxiliaries. In 2002 Komatsu Industries led the industry by introducing the AC Servo Press which features super precision, high productivity and low noise, and has since broadened the AC Servo Press series. In December 2004, cumulative sales of the AC Servo Press series topped 700 units as a breakthrough product.

Komatsu Machinery Corporation continued to increase sales of crankshaft millers and other equipment to automobile manufacturers. Komatsu Machinery also stepped up sales of LCD (liquid crystal display) manufacturing-related equipment to LCD makers.

Komatsu’s Industrial Machinery Division expanded sales of large presses to automobile manufacturers against the backdrop of their aggressive capital investments. Also during the year, the Division developed the next-generation large press line featuring high productivity, super precision and low noise, all made possible by the AC Servo mechanism.

Toyota Technology & Development Award

Komatsu Machinery received the Toyota Technology & Development Award from Toyota Motor Corporation for its grooving machine designed for use in the production of crankshafts of automobile engines. Compared with conventional machines, this grooving machine doubles production efficiency by means of unique movements of the cutting device and shortens the initial setup time significantly by means of numerical control when changing the models. These innovations have made important contributions to productivity improvements for Toyota Motor.

<Agricultural and Forestry Equipment Business>

Komatsu Zenoah Co. renewed the record-high sales of agricultural and forestry equipment, especially with brisk sales of brushcutters, both in Japan and overseas. Komatsu Zenoah also introduced new chainsaws with the Finger EZ mechanism which features the world’s first push-button start-up. In January 2005, Komatsu Zenoah held the New Year Products Fair at the Kawagoe Plant, where it exhibited the Finger EZ chainsaw and other new products, and attracted keen attention of visitors.

Review of Operations

Electronics

Consolidated sales from the electronics segment increased 17.5% over the previous year, to ¥107.1 billion (US$1,002 million) for the year. Of this figure, Japanese sales improved 14.7% to ¥56.2 billion (US$525 million), while overseas sales advanced 20.8% to ¥50.9 billion (US$476 million).

Segment profit made a big gain of 157.2% over the previous year, to ¥11.7 billion (US$110 million), reflecting improved business results of affiliated companies.

<Silicon Wafer Business>

In the silicon wafer business for which Komatsu Electronic Metals Co., Ltd. (KEM) is responsible, the factory shipment volume of silicon wafers expanded to the record-high level in tandem with the burgeoning semiconductor market. Shipment volume of 200mm wafers declined in the fall of 2004, as the semiconductor industry adjusted its inventory. Concerning 300mm wafers, however, semiconductor manufacturers made full-scale capital investments as they could expect a substantial reduction of their production costs, which accelerated demand for 300mm wafers.

In such an environment, the Komatsu Electronic Metals Group carried out aggressive sales both in Japan and overseas. For its mainstay 200mm wafers, the Group worked to enhance the competitiveness of high value-added products such as epitaxial and annealed wafers, while expanding sales of discrete wafers by meeting the needs of customers. Regarding 300mm wafers, the Group focused its efforts to improve technology and quality. To meet the thriving demand for 300mm wafers, the Group has established a monthly production capacity of 45,000 pieces at the Nagasaki and Miyazaki plants together. Furthermore, the Group decided to raise the monthly production capacity of the Nagasaki Plant to 30,000 pieces and began investing in facilities to secure a monthly production capacity of 75,000 pieces in Japan.

Formosa Komatsu Silicon Corporation (FKS), KEM’s subsidiary in Taiwan, embarked on sales of annealed wafers in Taiwan and the expanding market of China, which have received excellent evaluations in Japan. FKS also continued sales of polished wafers. As a result, FKS achieved a steady increase in sales.

Investing in Production of 300mm in Taiwan

To capitalize on the expanding demand for 300mm wafers, the Komatsu Electronic Metals Group has decided to build a new facility to produce some 100,000 pieces of 300mm wafers at FKS which produces 200mm wafers today. For the initial phase, the new plant will be equipped with an integrated production line for a monthly capacity of some 50,000 pieces. With production start-up scheduled for 2006, the Group will increase the production capacity in phases as it monitors demand.

<Polycrystalline Silicon Business>

Under buoyant market conditions, Advanced Silicon Materials LLC (ASiMI) boosted sales of polycrystalline silicon and monosilane gas and made remarkable improvement in profitability. In view of the fact that ASiMI’s value has been enhanced by such market conditions and better performance of the company, Komatsu Ltd. determined that it is an appropriate time to sell the company. Komatsu has started negotiations for the formal contract with Renewable Energy Corporation AS, based on the basic agreement for the sale of 75% of Komatsu’s stake in the first half period of the fiscal year ending March 31, 2006.

<Temperature-Control Equipment Business>

Komatsu Electronics, Inc. (KELK) increased sales of semiconductor manufacturing-related equipment, as semiconductor manufacturers sustained their aggressive capital investments. KELK also improved sales of thermoelectric modules for use in fiber optic communication over the previous year. In addition to expanding sales, KELK continued to reduce fixed and production costs during the year. As a result, KELK posted profits for the year under review.

Assistance for the Reconstruction of Earthquake-Devastated Areas

Mid Niigata Prefecture Earthquake

On October 23, 2004, a sequence of powerful earthquakes shook mid Niigata Prefecture, central Japan. The hypocenter of the main shock, measuring a magnitude of 6.8, brought about many casualties, including deaths, especially in Ojiya City and vicinities, destroyed about 10,000 homes and forced about 103,000 residents to evacuate at the highest peak (as of October 26, 2004).

Komatsu, in collaboration with affiliated companies, worked to secure the safety of those affected and cooperated in reconstruction efforts in the devastated areas. Komatsu House Ltd. rented Komatsu House-made 309 prefabricated temporary housing units, one prefabricated structure for a clinic, two structures as community facilities and three for community meetings, all free of charge. In close cooperation with the relief office, the Komatsu Group provided machinery and materials with the priority to reconstruct the local lifeline.

Sumatra Earthquake and Tsunami in the Indian Ocean

Around 8 o’clock in the morning of December 26, 2004 (local time), the magnitude 9.0 earthquake struck near the west coast of Sumatra, western Indonesia, and triggered the devastating tsunami, affecting over 10 countries along the coastal line of the Indian Ocean. With the earthquake and tsunami combined, the number of those killed and missing surpassed 297,000 (as of January 26, 2005), marking the worst natural disaster ever recorded in the world.

The Komatsu Group, under the leadership of Komatsu Asia & Pacific Pte Ltd, our regional headquarters for Asia and Oceania, moved quickly to provide relief and reconstruction assistance in Indonesia, Thailand and Sri Lanka which suffered the worst damages.

In Indonesia

PT Komatsu Indonesia Tbk in collaboration with PT United Tractors Tbk, Komatsu’s distributor in Indonesia, and a subsidiary of United Tractors, donated and rented 16 hydraulic excavators and wheel loaders at no cost. At the same time, they also dispatched about 20 machine operators and service engineers to work in Nanggroe Aceh Darussalam and North Sumatra.

In Thailand

While the news media mainly focused on the tsunami damages in the internationally popular resort island of Phuket in Thailand, Khalaok in southern Thailand suffered an extensive range of damages. Bangkok Komatsu Co., Ltd., Komatsu Asia & Pacific and Bangkok Motors Works Co., Ltd., Komatsu’s distributor in Thailand, jointly donated three hydraulic excavators to the Kingdom of Thailand. Prime Minister Thaksin Shinawatra attended the donation ceremony held at the Office of the Prime Minister on January 13, 2005. The three excavators were handed over to the Royal Thai Army for reconstruction work in Khalaok.

In Sri Lanka

The tsunami brought about serious damages along the entire coastal line in the east of Sri Lanka, making a toll of over 30,000 persons dead and over 3,000 missing. It also destroyed almost 100,000 homes and buildings. The Komatsu Group donated two hydraulic excavators made by L&T-Komatsu Limited, based in Bangalore, India. These two excavators were handed over to Prime Minister Mahinda Rajapakse by a Komatsu distributor in Sri Lanka.

In India

Situated on the opposite coast of Sri Lanka, fishing villages in Tamil Nadu, the southernmost state of India, suffered devastating damages from the tsunami which killed about 10,000 persons there. The Komatsu Group donated two L&T-Komatsu-made hydraulic excavators to the state government of Tamil Nadu.

Financial Section

Financial Review

Results of Operations

(1) General

Consolidated business results of Komatsu Ltd. (“the Company”) and consolidated subsidiaries ( together “the companies”) for the fiscal year under review renewed the record-high figures in both net sales and profits, registering the third consecutive year of improvements in the two figures. This growth is supported by business expansion of the construction and mining equipment and all other segments. At the same time, Komatsu achieved all goals of the “Move The World. KOMATSU 5-800” mid-range management plan one year ahead of the original plan for the year ending March 31, 2006.

Goals in Figure of “Move The World. KOMATSU 5-800” and Results for the Year

	Results for the Year	Goals
Sales	1,434.7 billion yen	1,250 billion yen
Segment profit*	101.9 billion yen	80 billion yen
Return on assets (ROA)	7.1%	5.0%
Net debt-to-equity ratio	0.70	1 or under

Consolidated net sales increased 19.9% over the previous year, to ¥1,434,788 million (US$13,409 million, at US$1=¥107), demonstrating record-high figures for the second consecutive year. In the construction and mining equipment segment, Komatsu effectively capitalized on expanded demand worldwide, boosting sales in the world’s largest market of North America and other regions, except for China, where demand declined sharply from the previous year. In the industrial machinery, vehicles and others segment, sales of forklift trucks, industrial machinery and other products expanded against the backdrop of buoyant market conditions. In the electronics segment, both silicon wafer and polycrystalline silicon businesses increased sales over the previous year, while growth of the semiconductor market slowed in the second half of the year.

Segment profit* totaled ¥101,923 million (US$953 million), up 54.6%, topping the ¥100 billion mark for the first time. Komatsu’s efforts to reduce production costs and increase sales prices coupled with expanded sales in all business segments offset the negative effects of skyrocketed prices of steel materials and increased expenses from boosted production, demonstrating further improvement of profitability.

Note*:	The amount of segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales consistent with Japanese accounting principles.

Income before income taxes, minority interests and equity in earnings of affiliated companies expanded by 3.7 times over the previous year, to ¥98,703 million (US$922 million), reflecting gains from the sales of land for the former Kawasaki Plant, in addition to increased segment profit. Net income for the year increased 2.2 times over the previous year, to ¥59,010 million (US$551 million). Both income before income taxes and net income represent record-high figures.

(2) Impact of Foreign Exchange Rate

In comparison to the previous year, Japanese yen was strong against US dollar and weak against Euro this year. The impact of such currency fluctuations on this year’s segment profit in the construction and mining equipment segment was a net decrease of approximately ¥8 billion from the previous year. The impact of currency fluctuations is determined as the sum of the amounts obtained by multiplying foreign currency transactions of each entity by the change in the applicable exchange rate. However, the effects of change of selling price due to currency fluctuations were not taken into account.

(3) Sales

(In this section, the amounts of sales represent sales to the customer in each region.)

Consolidated net sales expanded 19.9% over the previous year, to ¥1,434,788 million (US$13,409 million), replacing the record-high figure renewed in the previous year. Sales in Japan increased 7.7% over the previous year, to ¥521,135 million (US$4,870 million). Sales in overseas countries increased 28.2% over the previous year, to ¥913,653 million (US$8,539 million).

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment climbed 22.9% over the previous year, to ¥1,061,161 million (US$9,917 million), topping the 1 trillion mark for the first time. Overviews by regions are as follows.

<Japan>

Although private-sector capital investments increased moderately, public-sector investments continued to decline in Japan. Construction investments as a whole declined slightly from the previous year. However, exports of used Japanese equipment remained brisk to meet thriving overseas demand, which facilitated renewals of equipment centering on hydraulic excavators, resulting in continued increase in demand for new equipment in Japan. Komatsu worked to increase sales prices and reinforce the service business based on the KOMTRAX system, while expanding sales of new machines. Komatsu also worked to expand the used equipment business primarily through Komatsu Used Equipment Corp. and improve management efficiency of affiliated rental equipment companies. As a result, sales in Japan improved from the previous year.

<The Americas>

Sales in the Americas accelerated over the previous year, fueled by expanded demand for construction equipment against the backdrop of buoyant construction investments in the United States coupled with big growth in demand for mining equipment. In North America, under the leadership of Komatsu America Corp. (KAC), Komatsu aggressively worked to expand sales of products, improve customer support capabilities and reinforce distributors. Also during the year, KAC’s Chattanooga Manufacturing Operation in Tennessee commenced production of articulated dump trucks to meet expanding sales backed by their excellent market evaluation. In Central and South America, sales of mining equipment remained strong, especially those of large dump trucks, resulting in a substantial gain in sales in these regions.

<Europe & CIS>

While demand stayed firm in Europe, Komatsu carried out aggressive sales activities in concert with the market introduction of over 20 renewed and new models. Together with the positive effects of full-scale entry to the forestry equipment market by Komatsu Forest AB, European sales increased sharply over the previous year. In the Commonwealth of Independent States (CIS: former Soviet republics), sales expanded, centering on mining equipment and pipelayers for construction of pipelines for oil and natural gas. In particular, a long-term supply agreement with the government of Turkmenistan, which extends to 2010, creates a bright outlook for continuous large-lot orders for equipment. Komatsu worked to improve customer support capabilities by opening a local office and training center.

<China>

The construction equipment market in China, which had expanded rapidly in the last few years, has slowed substantially since May 2004, adversely affected by the Chinese government’s credit-squeeze measures and consolidation of industrial parks. While the fall in demand stopped in the last half period, sales in China decreased from the previous year. Komatsu responded promptly to this market change by analyzing real-time information concerning the operating conditions of KOMTRAX-equipped machines. Komatsu also completed inventory adjustment at an early phase of the demand decline, and worked to secure profits by cutting back fixed costs and thoroughly managing credits. Under the leadership of Komatsu (China) Ltd., Komatsu restructured its distributor network and broadened the product range of locally produced equipment, getting prepared for future market recovery.

<Asia & Oceania and the Middle East & Africa>

Sales in Asia & Oceania expanded substantially over the previous year, as Komatsu captured expanded demand for mining equipment in addition to brisk demand for hydraulic excavators and other construction equipment. Especially in Asia, sales doubled over the previous year, supported by buoyant sales of mining equipment, including strong sales of dump trucks in Indonesia.

In addition to sales in Turkey, with its good economy, sales in the Middle East accelerated against the backdrop of thriving construction investments in oil producing countries with expanded revenues from increased prices of crude oil. Sales in Africa also made a substantial gain centering on mining equipment.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other products and services increased 10.1% over the previous year, to ¥266,455 million (US$2,490 million).

The Company’s sales of large presses to automobile manufacturers expanded, supported by their aggressive capital investments, and sales of products to Japan’s Defense Agency increased.

Komatsu Forklift Co., Ltd. effectively capitalized on expanded demand in Japan and overseas, and stepped up sales for the year. The company launched the LEO-NXT-V series engine-driven models featuring improved operability.

Komatsu Industries Corporation also expanded sales for the year by capturing increased demand for medium-size presses to automobile manufacturers. At the same time, the company broadened the line of the Hybrid AC Servo Press series for which it continued to receive brisk orders, while incorporating the AC Servo mechanism to auxiliaries.

Komatsu Machinery Corporation continued to accelerate sales of crankshaft millers and other equipment to automobile manufacturers. The company also stepped up sales of LCD (liquid crystal display) manufacturing-related equipment to LCD makers.

Komatsu Zenoah Co. posted the record-high sales of agricultural and forestry equipment, especially brushcutters both in Japan and overseas. The company also introduced new products with original features, such as chainsaws with the Finger EZ mechanism for easy start-up.

Electronics

Consolidated net sales from the electronics segment increased 17.5% over the previous year, to ¥107,172 million (US$1,002 million) for the year.

Komatsu Electronic Metals Co., Ltd. focused its efforts to expand sales of high value-added 200mm silicon wafers, such as discrete wafers and wafers designed to meet micro processing needs for semiconductors, in Japan, Taiwan and China. As for 300mm wafers, the company made full use of its integrated production line at the Nagasaki Plant and worked to ensure high quality and expand sales. As a result, the company improved consolidated sales over the previous year. To meet projected demand growth for 300mm wafers, the company made capital investment to uplift its monthly production capacity to 75,000 pieces in Japan, and decided to start up a new integrated production line for monthly capacity of about 50,000 pieces at Formosa Komatsu Silicon Corporation, a subsidiary of the company in Taiwan.

Advanced Silicon Materials LLC (ASiMI) boosted sales of polycrystalline silicon and monosilane gas under buoyant market conditions. In view of the fact that ASiMI’s value has been enhanced by such market conditions and improved performance, Komatsu Ltd. determined it is an appropriate time to sell that company. Komatsu has started negotiations for the formal contract with Renewable Energy Corporation AS, based on the basic agreement for the sale of 75% of Komatsu’s stake of ASiMI in the first half period of the fiscal year ending March 31, 2006.

(4) Cost of Sales, Selling, General and Administrative Expenses

Accompanying the rise in net sales, cost of sales rose by 21.1% over the previous year to ¥1,066,887 million (US$9,971 million). The cost of sales to net sales ratio increased by 0.7 points from the previous year to 74.4% primarily due to the price hike of materials such as steel materials. With regards to selling, general and administrative expenses (SG&A), direct selling expenses and other factors accompanying the increase in net sales contributed to 6.7% year over year rise to ¥265,978 million (US$2,486 million). Although the expenses for research and development, reinforcement of sales and product support organization and management of safety, environment and compliance increased, the ratio of SG&A to sales fell by 2.3 points from the previous year to 18.5% due to the reduction in fixed cost as part of Reform of Business structure project. Moreover, research and development expenses, which are included in SG&A, rose by 9.0% year over year to ¥46,448 million (US$434 million). Among the main factors responsible for this increase are the development of new Unique and Unrivaled products, development of next generation engines that comply with new emissions regulations, and aggressive development of products in the construction and mining equipment division.

(5) Segment Profit

Segment profit in the construction and mining equipment segment increased by ¥24,519 million over the previous year to ¥78,427 million (US$733 million). This sharp increase was primarily due to positive factors such as expanded gross margin as a result of increased sales volume, price raise and cost reduction which outweighed negative factors such as loss from foreign exchange rate fluctuations, soaring price of steel materials, increase of production cost to meet the expanded demand and increase of fixed cost for research and development and reinforcement of sales and product support organization.

With regards to industrial machinery, vehicle and others segment, the expansion in the business of Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corp., Komatsu Machinery Corp., Komatsu Logistics Corp., Komatsu Engineering Corp., and other subsidiaries allowed profits to rise by ¥5,606 million to ¥16,857 million (US$158 million).

In the electronics segment, improved earnings at Advanced Silicon Materials LLC which produces and markets polycrystalline silicon and monosilane gas, and Komatsu Electronics Metals Co., Ltd. which manufactures and sells silicon wafers allowed our profits to reach ¥11,719 million (US$110 million) which represents an increase of ¥7,163 million over the previous year. Consequently we were able to see a further improvement in our overall consolidated earnings by ¥35,997 million from the previous year to ¥101,923 million (US$953 million).

(6) Other Income (Expense)

We saw a decrease of ¥35,670 million to ¥3,220 million (US$30 million) in our net other expenses, which consist of interest and other income, interest expense, impairment loss on long-lived assets held for use, and other expenses, from the ¥38,890 million net expense recorded in the previous period. The decrease in the current period was primarily due to the ¥17,534 million impairment loss in Advanced Silicon Materials LLC as well as ¥3,429 million liquidation loss of real estate holdings in Komatsu Silicon America, Inc. recorded in fiscal year ended March 31, 2004, and by the fact in the current year we incurred ¥8,538 million (US$80 million) gains from the sale of land for the former Kawasaki Plant. Net interest expense was in line with last year’s levels at ¥6,549 million (US$61 million).

(7) Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the factors described above, income before income taxes, minority interests and equity in earnings of affiliated companies rose by ¥71,667 million to ¥98,703 million (US$922 million) in the current year from the ¥27,036 million recorded during the last term.

(8) Income Taxes

Income taxes increased by ¥39,563 million to ¥36,044 million (US$337 million) from an income tax benefit of ¥3,519 million for the last term. The actual effective tax rate was positive 36.5% from negative 13.0% for the last term, which is primarily attributable to the recognition of deferred tax asset of ¥17,504 million during the last term in relation to its investment loss in Komatsu Silicon America, Inc.

(9) Minority Interests in Income of Subsidiaries

Both Komatsu Electronics Metals Co., Ltd. and its subsidiary Formosa Komatsu Silicon Corporation increased earnings as a result of their favorable business performances and their attribution to minority shareholders increased. Consequently, minority interests in income of subsidiaries increased to ¥4,588 million (US$43 million) from ¥3,839 million in the last year.

(10) Equity in Earnings of Affiliated Companies

Thanks to the improvement in earnings of affiliated companies held under the equity accounting method, we saw an improvement in their contribution from ¥247 million in profit in the previous term to ¥939 million (US$9 million) profit in the current term.

(11) Net Income

Our net income during the current year grew by 2.2 times to ¥59,010 million (US$551 million) from the previous year’s level of ¥26,963 million. Similarly our net income per share rose to ¥59.51 from ¥27.17 in the previous year. (The earnings per share diluted is ¥59.47 and ¥27.16 respectively for this and last term)

Liquidity and Capital Resources

(1) Funding and Liquidity Management

Our principal financial policy is to keep sufficient capital resources necessary for our business and to retain appropriate level of liquidity.

We fund future capital expenditures and working capital through cash generated by operations and funding. Our interest bearing debt as of March 31, 2005 totaled ¥432,291 million (US$4,040 million), down ¥27,777 million from the previous year end, and our net interest bearing debt after deducting cash and deposits also decreased by ¥53,869 million to ¥334,729 million (US$3,128 million). This movement reflected the repayment of interest bearing debt through cash provided by operating and investing activities. As a result our net debt to equity ratio as of March 31, 2005 came down to 0.70, 0.21 point improvement from the previous year.

Our short-term debt as of March 31, 2005 decreased by ¥12,100 million to ¥84,957 million (US$794 million), while long-term debt including current maturities decreased by ¥15,677 million to ¥347,334 million (US$3,246 million) over the same period. Short-term debt primarily consists of short-term bank loans and is used as working capital by the group companies. Long-term debt consists of ¥176,023 million in loans from banks, insurance companies and other financial institutions, ¥58,207 million in Euro Medium Term Notes (EMTN), ¥7,625 million in Senior Notes due 2005 (payable in U.S. dollars), ¥35,000 million in unsecured bonds due 2006, ¥20,000 million in unsecured bonds due 2007, ¥10,000 million in unsecured bonds due 2009, and ¥40,479 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. The Company is party to a program to issue ¥100 billion in new bonds and the Company, Komatsu Finance America Inc., Komatsu Europe Coordination Center N.V. hold a 1.2 billion US Dollar EMTN Program to suit the requirements of our medium to long-term funding demands. The Company and certain of its consolidated subsidiaries have established a program to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying the funding source. As of March 31, 2005 the balance of securitized receivables stood at ¥139,559 million (US$1,304 million) and were not reflected in our consolidated balance sheet.

In spite of the increase in receivables and inventories due to the expansion of sales, our working capital as of March 31, 2005 decreased by ¥18,682 million to ¥172,998 million (US$1,617 million) as trade payables and current maturities of long-term debt have also increased but at a higher rate. The current ratio as of March 31, 2005 stood at 126.9%, which was a decrease of 10.0 points from the previous year. Judging from the current levels of the working capital and the current ratio, we believe that we maintain an adequate level of liquidity. Short-term funding demand is covered mainly by cash flows from operating activities, and also by bank loans, securitized receivables and commercial paper. The Company holds ¥50,000 million (US$467 million) commercial paper program and had ¥50,000 million unused amount as of March 31, 2005. Komatsu and certain consolidated subsidiaries have entered into contracts of committed credit line agreements totaling ¥45,656 million (US$427 million) with finance institutions to secure the liquidity and the unused amount was ¥35,476 million (US$332 million) as of March 31, 2005.

(2) Cash Flows

Net cash provided by operating activities increased by ¥4,079 million over the previous year, to ¥121,369 million (US$1,134 million), mainly due to further improvements of business results which covered an increase in working capital against the backdrop of expanded market demand. Net cash used in investing activities declined by ¥3,200 million from the previous year, to ¥37,731 million (US$353 million), reflecting increased investments made to expand production capacities and improve productivity in Japan and overseas which offset the proceeds from sale of land for the former Kawasaki Plant. Net cash used in financing activities decreased by ¥21,136 million from the previous year, to ¥57,835 million (US$541 million), due to the continued reduction of interest bearing debt.

As a result, cash and cash equivalents totaled ¥97,510 million (US$911 million) at March 31, 2005, an increase of ¥26,104 million compared to a year ago.

(3) Capital Expenditures

With the prime focus on our Construction and Mining Equipment Business, we carried out investment in the development and production of new products for the response to tier 3 emission standards, as well as in the rationalization of production operations, for the purpose of improving the competitiveness of our product lines. In addition, we responded to the rising level of demand on a global scale by bolstering our domestic production capacity in the area of the main components of our equipment, such as hydraulics and braking systems. In the Electronic Business, in addition to increasing our production capacity in 300-millimeter silicon wafers, we also invested in improving productivity and in shifting to higher-quality products, particularly 200-millimeter wafers.

As a result, our capital expenditures, on a consolidated basis, for the fiscal year ended March 31, 2005 came to ¥89,019 million (US$832 million), an increase of ¥10,970 million from the previous fiscal year.

(4) Contractual Obligations

The following table sets forth Komatsu’s contractual obligations as of March 31, 2005.

	Millions of yen
	Expected maturity date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	85,036	85,036	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	304,628	116,570	125,887	58,448	3,723
Capital (Finance) Lease Obligations (including amounts representing interest)	43,870	13,472	18,987	9,051	2,360
Operating Lease Obligations	7,250	2,163	2,683	1,068	1,336

	Millions of U.S. dollars
	Expected maturity date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	795	795	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	2,847	1,089	1,177	546	35
Capital (Finance) Lease Obligations (including amounts representing interest)	410	126	177	85	22
Operating Lease Obligations	68	20	25	10	13

Short-term and long-term debt obligations exclude SFAS No.133 market value adjustments of ¥79 million (US$1 million) and ¥2,227 million (US$21 million), respectively.

Commitments for capital expenditures outstanding at March 31, 2005 aggregated approximately ¥14,000 million (US$131 million).

Business Risks

The Company believes that, as an independent business entity, it must maintain its own management strategy and resources to win against the competition within a foreseeable scope based on available information.

The main business risks in the business environment surrounding the Komatsu Group are as follows:

1	Economic and market conditions

The Komatsu Group is exposed to the risk of large fluctuations in products demand and Komatsu Group’s business environments depending on different local conditions in market, politics and economy, as the Komatsu Group operates globally.

2	Foreign exchange fluctuation

The Komatsu Group is exposed to the risk of negative effects on its management performance due to currency fluctuations in consideration that 60% of total sales come from outside Japan. In addition, the risk of negative effects is caused by exchange fluctuations on comparative price of Komatsu Group’s products to that of foreign competitors’ and on import price of raw materials.

3	Finance

The Komatsu Group is exposed to the risk of interest rate hike causing increases in interest payment for various borrowings and subsequent reduction in Komatsu Group’s overall profits. In addition, the risk of negative effects on Komatsu Group’s management performance and financial conditions is caused by increases in funding shortage and liabilities of Komatsu Group’s pension plans and a subsequent pension cost increase after fluctuations in market prices of marketable securities and interest rates in the financial markets.

4	Competition

The Komatsu Group is exposed to the risk of decrease in its management performance, which are caused by decrease in Komatsu Group’s market share, sales and profits due to the intensification of market competition resulting from product launchings and/or price cut by competitors.

5	Local restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by a cost increase after enactment of unfavorable new regulations in countries where the Komatsu Group operates, including import duties, quotas, currency restrictions and taxation.

6	Environmental restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by additional expenses and capital expenditures required under new regulations where environmental restrictions are revised.

7	Manufacturer’s liability

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by profit decrease due to costs for remedies in relation to Komatsu Group’s liability where a product failure results in an unpredictable accident.

8	Business alliance

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by business failures of projects under corporate alliance with outside parties as a result of management and financial conflicts among the parties.

9	Procurement, production and other matters

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by further rising and/or prolonging prices of raw materials worldwide, short supply of parts and materials, and other unpredictable problems in its development and production operations.

10	Natural calamity

The Komatsu Group is exposed to the risk of negative effects on its management performance, when natural disasters, such as earthquakes and floods, occur in an unpredictable scale and give a devastating damage to one or more main business bases of the Komatsu Group.

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative financial transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies.

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2005, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2005. As of March 31, 2005, the notional amount of option contracts is ¥1,871 million (US$17,486 thousand).

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	EUR/SEK	US$/EUR	US$/SEK	Others	Total
Contract amounts	¥45,173	¥9,174	¥2,385	¥1,736	¥1,334	¥2,393	¥62,195
Average contractual rates	104.29Yen/US$	135.13Yen/EUR	9.07SEK/EUR	0.76EUR/US$	6.83SEK/US$	—	—

Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/A$	KRW/Yen	Yen/Yuan	Others	Total
Contract amounts	¥10,288	¥6,206	¥2,160	¥1,784	¥1,742	¥8,735	¥30,915
Average contractual rates	0.70GBP/EUR	16.34Yen/ZAR	79.96Yen/A$	0.10Yen/KRW	12.86Yen/Yuan	—	—

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	EUR/SEK	US$/EUR	US$/SEK	Others	Total
Contract amounts	$422,178	$85,738	$22,290	$16,224	$12,467	$22,365	$581,262

Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/A$	KRW/Yen	Yen/Yuan	Others	Total
Contract amounts	$96,150	$58,000	$20,187	$16,673	$16,280	$81,635	$288,925

Interest Rate Risk

To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedges and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning debt obligations excluding capital lease obligations, interest rate swaps and cross-currency swaps. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2005, the notional amount and its average strike rate of interest cap transactions are ¥25,261 million (US$236,084 thousand) and 3.48%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
				Expected maturity date
	Average interest rate		Total	2006	2007	2008	2009	2010	Thereafter
U.S. dollar bonds		7.04%	¥7,625	¥7,625	¥—	¥—	¥—	¥—	¥—
Japanese yen bonds		1.58%	65,000	35,000	—	20,000	—	10,000	—
Euro medium-term notes		3.13%	55,980	16,827	22,387	3,842	7,878	5,046	—
Loans, principally from banks		1.97%	176,023	57,118	56,154	23,504	25,830	9,694	3,723

Total			¥304,628	¥116,570	¥78,541	¥47,346	¥33,708	¥24,740	¥3,723

Interest rate and cross-currency swaps

	Millions of yen
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen interest rate swap	0.07%	1.82%	¥5,080	¥5,080	¥—	¥—	¥—	¥—	¥—
U.S. dollar interest rate swap	2.42%	2.59%	77,765	41,502	24,175	9,615	2,473	—	—
Yen/US$ cross-currency swap	0.89%	3.82%	56,500	15,000	16,500	12,000	7,000	6,000	—
Yen/EUR cross-currency swap	0.38%	2.44%	15,000	7,500	5,500	—	—	2,000	—
Others			1,400	537	595	268	—	—	—

Total			¥155,745	¥69,619	¥46,770	¥21,883	¥9,473	¥8,000	¥—

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
				Expected maturity date
	Average interest rate		Total	2006	2007	2008	2009	2010	Thereafter
U.S. dollar bonds		7.04%	$71,262	$71,262	$—	$—	$—	$—	$—
Japanese yen bonds		1.58%	607,477	327,103	—	186,916	—	93,458	—
Euro medium-term notes		3.13%	523,178	157,262	209,224	35,907	73,626	47,159	—
Loans, principally from banks		1.97%	1,645,074	533,812	524,804	219,663	241,402	90,598	34,795

Total			$2,846,991	$1,089,439	$734,028	$442,486	$315,028	$231,215	$34,795

Interest rate and cross-currency swaps

	Thousands of U.S. dollars
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen interest rate swap	0.07%	1.82%	$47,477	$47,477	$—	$—	$—	$—	$—
U.S. dollar interest rate swap	2.42%	2.59%	726,776	387,869	225,935	89,860	23,112	—	—
Yen/US$ cross-currency swap	0.89%	3.82%	528,037	140,187	154,206	112,149	65,421	56,074	—
Yen/EUR cross-currency swap	0.38%	2.44%	140,187	70,093	51,402	—	—	18,692	—
Others			13,084	5,019	5,560	2,505	—	—	—

Total			$1,455,561	$650,645	$437,103	$204,514	$88,533	$74,766	$—

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31

	Millions of yen (except per share amounts)
	2005	2004	2003
For the fiscal period
Net sales	¥1,434,788	¥1,196,418	¥1,089,804
Cost of sales	1,066,887	881,231	815,557
Income (loss) before income taxes, minority interests, equity in earnings of affiliated companies and cumulative effect of accounting changes	98,703	27,036	12,905
Net income (loss)	59,010	26,963	3,009
As percentage of sales	4.1%	2.3%	0.3%
Capital expenditures	89,019	78,049	70,473

At fiscal period-end
Total assets	¥1,449,068	¥1,348,645	¥1,306,354
Working capital	172,998	191,680	175,764
Property, plant and equipment	366,660	367,361	400,087
Long-term debt—less current maturities	217,714	307,143	310,717
Shareholders’ equity	477,144	425,507	395,366
As percentage of total assets	32.9%	31.6%	30.3%

Per share data
Net income (loss) per share:
Basic	¥59.51	¥27.17	¥3.09
Diluted	59.47	27.16	3.09
Cash dividends per share	9.00	6.00	6.00
Shareholders’ equity per share	481.27	428.73	398.34

	Yen per U.S. dollar
	2005	2004	2003
Other information
Exchange rate into U.S. dollars (per the Federal Reserve Bank of New York):
At fiscal period-end	¥107	¥104	¥118
Average for the fiscal period	107	113	121
Range for the fiscal period:
High	111	120	128
Low	103	104	118

1.	Net income in 2003 includes a charge of ¥265 million for the cumulative effect of accounting changes for goodwill and other intangible assets.

2.	Total assets and shareholders’ equity in 2002 include the cumulative effect of adopting SFAS No. 133.

3.	Working capital for all periods presented prior to 2005 has been restated to reflect the reclassification of the long-term portion of trade receivables. (Note 1(20))

Millions of yen (except per share amounts)
2002	2001	2000	1999	1998	1997	1996

¥1,035,891	¥1,096,369	¥1,055,654	¥1,061,597	¥1,104,077	¥1,098,916	¥999,327
792,748	804,700	796,820	807,255	826,627	827,665	763,045

(106,724)	20,064	19,395	(9,604)	40,252	45,769	32,431
(80,621)	6,913	13,395	(12,378)	19,241	18,160	14,291
(7.8)%	0.6%	1.3%	(1.2)%	1.7%	1.7%	1.4%
74,468	79,310	57,728	114,874	123,026	70,604	47,499

¥1,340,282	¥1,403,195	¥1,375,280	¥1,524,600	¥1,561,662	¥1,512,730	¥1,593,003
100,564	135,990	164,643	218,843	160,162	159,007	203,905
405,301	438,795	397,534	440,706	393,603	299,098	264,842
257,180	238,349	245,289	292,250	196,898	163,590	140,208
395,143	474,257	490,454	495,643	524,201	541,933	606,444
29.5%	33.8%	35.7%	32.5%	33.6%	35.8%	38.1%

¥(84.46)	¥7.24	¥13.85	¥(12.77)	¥19.60	¥18.26	¥14.24
(84.46)	7.24	13.76	(12.77)	19.32	18.02	14.10
6.00	6.00	6.00	8.00	8.00	8.00	8.00
414.02	497.12	507.26	511.54	540.50	550.79	604.07

Yen per U.S. dollar
2002	2001	2000	1999	1998	1997	1996

¥133	¥126	¥103	¥118	¥133	¥124	¥107
126	112	110	128	124	113	96

134	126	121	145	133	124	107
119	106	102	113	115	105	84

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2005	2004	2005
Current assets
Cash and cash equivalents (Note 9)	¥97,510	¥71,406	$911,308
Time deposits	52	64	486
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,664 million ($137,047 thousand) in 2005 and ¥15,222 million in 2004 (Notes 1, 4 and 9)	316,828	285,315	2,961,009
Inventories (Notes 1 and 5)	307,002	255,866	2,869,178
Deferred income taxes and other current assets (Notes 1, 6, 15 and 19)	94,105	98,861	879,486

Total current assets	815,497	711,512	7,621,467

Long-term trade receivables (Note 4)	80,856	68,869	755,664
Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	19,032	18,352	177,869
Investment securities (Notes 1, 6 and 20)	63,153	59,253	590,215
Other	1,262	1,267	11,795

Total investments	83,447	78,872	779,879

Land held for sale (Note 1)	2,836	3,824	26,505

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	366,660	367,361	3,426,729

Goodwill (Notes 1 and 10)	21,277	16,812	198,850

Other intangible assets (Notes 1 and 10)	25,635	27,762	239,579

Deferred income taxes and other assets (Notes 1, 15, 19 and 20)	52,860	73,633	494,019

	¥1,449,068	¥1,348,645	$13,542,692

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2005	2004	2005
Current liabilities
Short-term debt (Notes 9 and 11)	¥84,957	¥97,057	$793,991
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	129,620	55,868	1,211,402
Trade notes and accounts payable	266,112	218,911	2,487,028
Income taxes payable (Note 15)	12,234	12,957	114,336
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	149,576	135,039	1,397,907

Total current liabilities	642,499	519,832	6,004,664

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	217,714	307,143	2,034,710
Liability for pension and retirement benefits (Notes 1 and 12)	54,709	43,692	511,299
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	18,056	14,825	168,748

Total long-term liabilities	290,479	365,660	2,714,757

Minority interests	38,946	37,646	363,981

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized 3,955,000,000 shares in 2005 and 2004
Issued 998,744,060 shares in 2005 and 2004
Outstanding 991,420,696 shares in 2005 and 992,488,276 shares in 2004	67,870	67,870	634,299
Capital surplus	135,792	135,675	1,269,084
Retained earnings:
Appropriated for legal reserve	22,341	21,629	208,794
Unappropriated	277,196	227,825	2,590,617
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	(21,485)	(23,794)	(200,794)
Treasury stock at cost, 7,323,364 shares in 2005 and 6,255,784 shares in 2004 (Note 13)	(4,570)	(3,698)	(42,710)

Total shareholders’ equity	477,144	425,507	4,459,290

	¥1,449,068	¥1,348,645	$13,542,692

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Revenues and other
Net sales (Notes 1 and 7)	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234
Interest and other income	20,047	11,945	13,436	187,355

Total	1,454,835	1,208,363	1,103,240	13,596,589

Costs and expenses (Notes 16 and 22)
Cost of sales	1,066,887	881,231	815,557	9,970,907
Selling, general and administrative	265,978	249,261	241,069	2,485,776
Interest	11,209	14,915	14,693	104,757
Impairment loss on long-lived assets held for use (Note 1)	4,200	19,051	—	39,252
Other	7,858	16,869	19,016	73,439

Total	1,356,132	1,181,327	1,090,335	12,674,131

Income before income taxes, minority interests and equity in earnings of affiliated companies	98,703	27,036	12,905	922,458

Income taxes (Notes 1 and 15)
Current	16,635	20,354	6,681	155,467
Deferred	19,409	(23,873)	(713)	181,393

Total	36,044	(3,519)	5,968	336,860

Income before minority interests and equity in earnings of affiliated companies	62,659	30,555	6,937	585,598
Minority interests in income of consolidated subsidiaries	(4,588)	(3,839)	(2,877)	(42,879)
Equity in earnings (losses) of affiliated companies	939	247	(786)	8,776
Income before cumulative effect of accounting change	59,010	26,963	3,274	551,495
Cumulative effect of accounting change	—	—	(265)	—

Net income	¥59,010	¥26,963	¥3,009	$551,495

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Income before cumulative effect of accounting change:
Basic	¥59.51	¥27.17	¥3.36	55.62	¢
Diluted	59.47	27.16	3.36	55.58
Cumulative effect of accounting change:
Basic	—	—	(0.27)	—
Diluted	—	—	(0.27)	—
Net income:
Basic	59.51	27.17	3.09	55.62
Diluted	59.47	27.16	3.09	55.58
Cash dividends per share (Note 1)	9.00	6.00	6.00	8.41

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$634,299
Balance, end of year	¥67,870	¥67,870	¥67,870	$634,299

Capital surplus
Balance, beginning of year	¥135,675	¥135,686	¥117,439	$1,267,991
Sales of treasury stock	117	(11)	9	1,093
Issuance of shares to acquire minority interests of consolidated subsidiaries	—	—	18,238	—

Balance, end of year	¥135,792	¥135,675	¥135,686	$1,269,084

Retained earnings
Appropriated for legal reserve
Balance, beginning of year	¥21,629	¥21,030	¥20,852	$202,140
Transfer from unappropriated retained earnings	712	599	178	6,654

Balance, end of year	¥22,341	¥21,629	¥21,030	$208,794

Unappropriated retained earnings
Balance, beginning of year	¥227,825	¥207,416	¥210,309	$2,129,206
Net income	59,010	26,963	3,009	551,495
Cash dividends paid	(8,927)	(5,955)	(5,724)	(83,430)
Transfer to retained earnings appropriated for legal reserve	(712)	(599)	(178)	(6,654)

Balance, end of year	¥277,196	¥227,825	¥207,416	$2,590,617

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(23,794)	¥(32,981)	¥(18,393)	$(222,374)
Other comprehensive income (loss) for the year, net of tax	2,309	9,187	(14,588)	21,580

Balance, end of year	¥(21,485)	¥(23,794)	¥(32,981)	$(200,794)

Treasury stock
Balance, beginning of year	¥(3,698)	¥(3,655)	¥(2,934)	$(34,561)
Purchase of treasury stock	(1,624)	(153)	(721)	(15,177)
Sales of treasury stock	752	110	—	7,028

Balance, end of year	¥(4,570)	¥(3,698)	¥(3,655)	$(42,710)

Total shareholders’ equity	¥477,144	¥425,507	¥395,366	$4,459,290

Disclosure of comprehensive income (loss)
Net income for the year	¥59,010	¥26,963	¥3,009	$551,495
Other comprehensive income (loss) for the year, net of tax	2,309	9,187	(14,588)	21,580

Comprehensive income (loss) for the year	¥61,319	¥36,150	¥(11,579)	$573,075

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Operating activities
Net income	¥59,010	¥26,963	¥3,009	$551,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,020	69,863	70,229	645,047
Deferred income taxes	19,409	(23,873)	(713)	181,393
Net loss (gain) from sale of investment securities	(162)	(211)	6,454	(1,514)
Gain on sale of property	(11,269)	(2,198)	(3,410)	(105,318)
Loss on disposal or sale of fixed assets	4,311	7,611	3,974	40,290
Impairment loss on long-lived assets held for use	4,200	19,051	—	39,252
Pension and retirement benefits, net	3,662	1,725	(29,939)	34,224
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(33,266)	(22,410)	9,470	(310,897)
Decrease (increase) in inventories	(42,418)	(17,112)	21,298	(396,430)
Increase (decrease) in trade payables	39,261	41,188	(20,580)	366,925
Increase (decrease) in income taxes payable	(721)	6,123	(368)	(6,738)
Other, net	10,332	10,570	(11,167)	96,561

Net cash provided by operating activities	121,369	117,290	48,257	1,134,290

Investing activities
Capital expenditures	(72,873)	(59,350)	(69,182)	(681,056)
Proceeds from sales of property	31,780	15,750	18,627	297,009
Proceeds from sales of available for sale investment securities	2,593	14,056	9,453	24,234
Purchases of available for sale investment securities	(4,690)	(4,308)	(4,549)	(43,832)
Acquisition of subsidiaries, net of cash acquired	(148)	(10,440)	5,300	(1,383)
Collection of loan receivables	17,485	7,988	14,418	163,411
Disbursement of loan receivables	(12,375)	(4,553)	(10,537)	(115,654)
Decrease (increase) in time deposits	497	(74)	452	4,645

Net cash used in investing activities	(37,731)	(40,931)	(36,018)	(352,626)

Financing activities
Proceeds from long-term debt	29,331	40,107	152,726	274,122
Repayments on long-term debt	(47,489)	(90,134)	(55,862)	(443,822)
Decrease in short-term debt, net	(19,924)	(12,839)	(61,115)	(186,206)
Repayments of capital lease obligations	(9,954)	(10,107)	(10,458)	(93,028)
Purchase of treasury stock, net	(872)	(43)	(721)	(8,150)
Dividends paid	(8,927)	(5,955)	(5,724)	(83,430)

Net cash provided by (used in) financing activities	(57,835)	(78,971)	18,846	(540,514)

Effect of exchange rate change on cash and cash equivalents	301	(2,134)	(325)	2,813

Net increase (decrease) in cash and cash equivalents	26,104	(4,746)	30,760	243,963
Cash and cash equivalents, beginning of year	71,406	76,152	45,392	667,345

Cash and cash equivalents, end of year	¥97,510	¥71,406	¥76,152	$911,308

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. They also engage in Industrial Machinery, Vehicles and Others business, and Electronics business including semiconductor products.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2005, consisted of the following:

Construction and mining equipment – 73.9%, Industrial Machinery, Vehicles and Others – 18.6%, Electronics – 7.5%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2005, 63.7% were generated outside Japan, with 25.1% in the Americas, 14.2% in Europe, 3.9% in China, 14.7% in Asia (excluding Japan and China) and Oceania, and 5.8% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2005, is included solely for the convenience of readers and has been made at the rate of ¥107 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in comformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

Investments in 20 to 50% owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The companies record an allowance for doubtful receivables that is based upon historical experience and specific customer collection issues.

(4) Inventories

Inventories are stated at the lower of cost or market. The Company determines cost of finished parts held for sale by last-in first-out method, and consolidated subsidiaries principally determine it by first-in first-out method. For other finished products and work in process, cost is determined using actual costs accumulated under a job-order cost system. Cost of materials and supplies are stated at average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the companies’ investments in debt and marketable equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition and near term prospects of the issuer and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are written down to the fair value through a charge to net earnings in all cases.

In assessing other-than-temporary impairment of investment securities which are stated at cost, the Company considers the financial condition and prospects of each investee company and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment securities exceeds its estimated fair value which is determined using discounted cash flows or other valuation techniques considered appropriate.

(6) Land Held for Sale

Land held for sale are stated at the lower of cost or market value less cost to sell. During fiscal years ended in March 31, 2005 and 2004, the Company recorded a total charge of ¥313 million ($2,925 thousand) and ¥1,092 million, respectively, in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 27 years for buildings and 8 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2005, 2004 and 2003, are as follows:

	2005	2004	2003
Buildings	8%	9%	9%
Machinery and equipment	25%	23%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Aggregate cost	¥66,814	¥66,964	$624,430
Accumulated depreciation	27,659	27,343	258,495

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gains or losses are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

The companies have adopted SFAS No.141 “Business Combinations” and SFAS No.142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The companies fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2005 and 2004, and determined that no additional goodwill impairment charge was necessary.

(9) Revenue Recognition

The companies recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Revenue from sales of products including construction and mining equipment, industrial machinery, and vehicles is recognized when title and risk of all ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement with them. In some cases when the companies enter into a separate contract to render transportation, guidance, or installation services, principally related to the sales of large-sized industrial machinery such as large presses, these service revenues are recognized at the completion of the service delivery specified in the contract.

Service revenues from repair and maintenance and from transportation are recognized at the completion of service delivery. The companies sometimes make a contract with mining equipment customer for long-term fixed price maintenance. This service revenue is recognized based on operation or performance of the equipment.

Certain of consolidated subsidiaries rent construction equipments to customers. This rent revenue is recognized on a straight-line basis over the rental period.

Revenues are recorded net of discounts.

(10) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.

(11) Product Warranties

The companies establish a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience.

(12) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(13) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Under the intrinsic value method, stock compensation is measured by the difference between the exercise price of the stock options and the fair value of the Company’s common stock on the date of grant and charged to expense over the vesting period.

The following table summarizes pro forma net income of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

		Millions of yen			Thousands of U.S. dollars
		2005	2004	2003	2005
Net income, as reported		¥59,010	¥26,963	¥3,009	$551,495
Total stock-based compensation expenses determined using the fair value based method		256	229	75	2,392
Pro forma net income		58,754	26,734	2,934	549,103

		Yen			U.S. cents
Net income per share, basic and diluted:		2005	2004	2003	2005
Basic earnings per share	As reported	¥59.51	¥27.17	¥3.09	55.62	¢
	Pro forma	59.25	26.94	3.01	55.37

Diluted earnings per share	As reported	¥59.47	¥27.16	¥3.09	55.58	¢
	Pro forma	59.21	26.93	3.01	55.34

(14) Per Share Data

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income have been calculated based on dividends approved and paid in each fiscal year.

(15) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(16) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

The Company accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

(17) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assets to be held for use are considered to be impaired when estimated undiscounted cash flow expected to result from the use of the assets and their eventual disposition is less than their carrying amounts. The impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In the fiscal year ended March 31, 2004, Advanced Silicon Materials LLC (ASiMI) which is a consolidated subsidiary in the electronics segment re-appraised its fixed assets of the Butte plant using present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition and recorded an impairment loss of ¥17,534 million based on the assumption that the business environment will remain unfavorable due to the delay in recovery of the demand-and-supply gap for polycrystalline silicon as well as the intensified pricing competition.

(18) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in these financial statements prepared in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred tax assets.

(19) New Accounting Standards

In March 2004, the Emerging Issue Task Force (“EITF”) reached consensuses on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus addresses the meaning of other than temporary impairment and its application to debt and equity securities accounted for under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. The consensus requires certain quantitative and qualitative disclosures about unrealized losses of debt and equity securities and certain disclosures about cost method investments which are included in the notes to the accompanying consolidated financial statements to the extent material. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The effect of the consensus is not expected to have a material effect on the Company’s consolidated financial position and results of operation.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not believe SFAS 151 will have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2003) (“SFAS 123R”) “Share-Based Payment”. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt this Statement effective for the year beginning April 1, 2006 using the modified prospective method. The effect of adopting SFAS 123R is not expected to be material to the Company’s consolidated financial position or results of operations.

(20) Reclassification

The accompanying consolidated balance sheet for the year ended March 31, 2004, reflects the reclassification of the portion of installment and lease receivables due after one year (less unearned interest), or the long-term portion, previously included in trade notes and accounts receivable to long-term trade receivables to conform with the presentation used for the year ended March 31, 2005. The effect of this reclassification was to decrease total current assets by ¥68,869 million from ¥780,381 million to ¥711,512 million at March 31, 2004. This reclassification had no affect on the consolidated statements of income and cash flows.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2005, 2004 and 2003, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Additional cash flow information:
Interest paid	¥10,687	¥14,911	¥14,370	$99,879
Income taxes paid	16,642	13,102	6,831	155,533

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	¥—	¥—	¥18,238	$—

Capital lease obligations incurred	¥16,146	¥18,699	¥12,022	$150,897

On October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift Co., Ltd. (“Komatsu Forklift”) and Komatsu Zenoah Co. (“Komatsu Zenoah”), respectively, through stock for stock exchanges. As a result the Company issued 23,691 thousand shares and 16,132 thousand shares for minority interest, respectively, having an aggregate fair value of ¥18,238 million.

3. Acquisition

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of ¥13,365 million in order to make full-scale entry to the forestry equipment market. From the fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2004 and 2003 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2005 and 2004, respectively. The business of Partek Forest group is primarily the manufacture and sale of forestry equipment mainly used in Europe and North America.

Had the aforementioned acquisition been consummated on April 1, 2002, the Company’s pro forma net income for the years ended March 31, 2004 and 2003 would not have been materially different from the actual reported results.

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Millions of yen
Current assets	¥12,154
Property, plant and equipment	2,535
Intangible assets	6,161
Goodwill	6,774
Other assets	43
Total assets acquired	27,667
Current liabilities	11,309
Long-term liabilities	2,993
Total liabilities assumed	14,302
Purchase price	¥13,365

Total intangible assets of ¥6,161 million are amortized over their weighted-average useful lives, which includes technology assets of ¥2,513 million, dealer network of ¥1,315 million and customer relationships of ¥1,108 million (6, 9 and 15 years weighted-average useful lives, respectively).

The goodwill of ¥6,774 million was assigned to the construction and mining equipment segment. The total amount of goodwill is not deductible for tax purposes.

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trade notes	¥139,889	¥114,323	$1,307,374

Accounts receivable	272,459	255,083	2,546,346

Total	412,348	369,406	3,853,720

Less: allowance	(14,664)	(15,222)	(137,047)

Net trade receivables	¥397,684	¥354,184	$3,716,673

Less: long-term portion	(80,856)	(68,869)	(755,664)

Trade receivables-current	¥316,828	¥285,315	$2,961,009

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables.

Lease receivables represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2005 and 2004, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Minimum lease payments receivable	¥10,881	¥11,384	$101,692
Unearned income	(778)	(913)	(7,271)

Net lease receivables	¥10,103	¥10,471	$94,421

Cash flows received for all securitization activities for the years ended March 31, 2005, 2004 and 2003 were ¥339,469 million ($3,172,607 thousand), ¥294,210 million and ¥255,342 million from the sales of trade notes and accounts receivable.

The Company and some consolidated subsidiaries retain servicing responsibilities, however contractual servicing fees are not received from the third parties separately. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Total amount of trade receivables that are managed and securitized	¥551,907	¥505,555	$5,158,010
Assets transferred	(139,559)	(136,149)	(1,304,290)

Total amount of trade receivable on balance sheet	¥412,348	¥369,406	$3,853,720

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests and their value are subject to certain key assumptions. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2005 and 2004 were as follows:

	2005	2004
Weighted-average life	31 months	48 months
Prepayment speed over the life	1.8%	2.3%
Expected credit losses over the life	2.4%	1.6%

The carrying amount of retained interest was ¥229 million ($ 2,140 thousand) and ¥5,822 million as of March 31, 2005 and 2004, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2005 are immaterial.

5. Inventories

At March 31, 2005 and 2004, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished products, including finished parts held for sale	¥208,933	¥174,982	$1,952,645
Work in process	57,435	52,702	536,776
Materials and supplies	40,634	28,182	379,757

Total	¥307,002	¥255,866	$2,869,178

6. Investment Securities

Investment securities at March 31, 2005 and 2004, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2005 and 2004, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2005
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,425	32,867	107	50,185
Other investment securities at cost	12,958	—	—	12,958
Current portion of other investment securities at cost	500	—	—	500

	¥30,893	¥32,867	¥107	¥63,653

At March 31, 2004
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,430	27,586	0	45,016
Other investment securities at cost	14,227	—	—	14,227

	¥31,667	¥27,586	¥0	¥59,253

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2005
Investment securities available for sale:
Marketable debt securities	$93	$—	$—	$93
Marketable equity securities	162,851	307,168	1,000	469,019
Other investment securities at cost	121,103	—	—	121,103
Current portion of other investment securities at cost	4,673	—	—	4,673

	$288,720	$307,168	$1,000	$594,888

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥2,593 million ($24,234 thousand), ¥14,056 million and ¥9,453 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2005, 2004 and 2003, amounted to gains of ¥162 million ($1,514 thousand), gains of ¥211 million and losses of ¥6,454 million, respectively. They were included in “interest and other income” or in “other” of “costs and expenses” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2005 and 2004, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments in capital stock	¥13,952	¥13,308	$130,393
Advances	5,080	5,044	47,476

Total	¥19,032	¥18,352	$177,869

The Company owns investments principally in domestic sales distributors. Percentage of participation in such affiliated companies varies from 20% to 50%.

Dividends received from affiliated companies were ¥80 million ($748 thousand), ¥184 million and ¥221 million during the years ended March 31, 2005, 2004 and 2003, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2005 and 2004, were ¥32,488 million ($303,626 thousand) and ¥36,282 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2005 and 2004, were ¥5,329 million ($49,804 thousand) and ¥9,453 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2005 and 2004, were ¥5,771 million ($53,935 thousand) and ¥6,488 million, respectively.

Net sales for the years ended March 31, 2005, 2004 and 2003, included net sales to affiliated companies in the amounts of ¥54,449 million ($508,869 thousand), ¥49,978 million and ¥57,418 million, respectively.

At March 31, 2005, intercompany profits (losses) have been eliminated in the consolidated financial statements.

For the year ended March 31, 2005, consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥4,511 million ($42,159 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2005 and 2004.

Summarized financial information for affiliated companies at March 31, 2005 and 2004, and for the years ended March 31, 2005, 2004 and 2003, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current assets	¥98,319	¥105,502	$918,869
Net property, plant and equipment—less accumulated depreciation	37,355	39,126	349,112
Other assets	10,819	8,521	101,112

Total assets	¥146,493	¥153,149	$1,369,093

Current liabilities	¥81,711	¥94,270	$763,654
Noncurrent liabilities	27,683	24,115	258,720
Shareholders’ equity	37,099	34,764	346,719

Total liabilities and shareholders’ equity	¥146,493	¥153,149	$1,369,093

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales	¥176,429	¥177,868	¥206,684	$1,648,869

Net income (loss)	¥2,750	¥1,857	¥(4,791)	$25,701

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Land	¥73,178	¥72,759	$683,907
Buildings	289,552	297,350	2,706,093
Machinery and equipment	677,986	665,118	6,336,317
Construction in progress	8,261	8,062	77,206

Total	1,048,977	1,043,289	9,803,523
Less: accumulated depreciation	(682,317)	(675,928)	(6,376,794)

Net property, plant and equipment	¥366,660	¥367,361	$3,426,729

9. Pledged Assets

At March 31, 2005, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥548	$5,121
Trade notes and accounts receivable	29	271
Property, plant and equipment—less accumulated depreciation	4,296	40,150

Total	¥4,873	$45,542

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥199	$1,860
Long-term debt	3,620	33,832
Guarantees for debt	1,054	9,850

Total	¥4,873	$45,542

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2005 and 2004 are as follows:

	Millions of yen
	2005			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥27,398	¥(16,642)	¥10,756	¥26,596	¥(15,467)	¥11,129
Other	14,914	(3,202)	11,712	14,843	(2,446)	12,397

Total	42,312	(19,844)	22,468	41,439	(17,913)	23,526
Other intangible assets not subject to amortization			3,167			4,236

Total other intangible assets			¥25,635			¥27,762

	Thousands of U.S. dollars
	2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$256,056	$(155,533)	$100,523
Other	139,383	(29,925)	109,458

Total	395,439	(185,458)	209,981
Other intangible assets not subject to amortization			29,598

Total other intangible assets			$239,579

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2005, 2004 and 2003 were ¥6,993 million ($65,355 thousand), ¥5,543 million and ¥5,501 million, respectively. The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥5,494	$51,346
2007	4,640	43,364
2008	3,093	28,907
2009	2,231	20,850
2010	1,792	16,748

The changes in carrying amounts of goodwill for the year ended March 31, 2005 and 2004 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of the year	¥16,812	¥5,550	$157,121
Goodwill acquired during the year	4,398	11,798	41,103
Foreign exchange impact	67	(536)	626

Balance at end of the year	¥21,277	¥16,812	$198,850

In adopting SFAS No. 142 on April 1, 2002, a goodwill impairment loss of ¥265 million was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

At March 31, 2005, the amounts of goodwill allocated to the construction and mining equipment segment and the electronics segment were ¥20,737 million ($193,803 thousand) and ¥540 million ($5,047 thousand), respectively.

As of March 31, 2005, goodwill acquired during fiscal year ended March 31, 2005 was allocated to the construction and mining equipment segment.

Goodwill acquired during the fiscal year ended March 31, 2005 principally resulted from the acquisition of the shares of two domestic sales distributors in order to enhance sales activity in certain areas, and the majority of goodwill acquired during the fiscal year ended March 31, 2004 resulted from the acquisition of 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC in December 2003 in order to make full-scale entry to foresty equipment market. (Note 3)

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2005 and 2004, were 2.4% and 2.0%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥35,476 million ($331,551 thousand) with certain financial institutions at the end of fiscal 2005. The Company holds ¥50,000 million ($467,290 thousand) commercial paper program and had ¥50,000 million unused amount as of March 31, 2005. Long-term debt at March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2005–2023, weighted-average rate 2.3%
Government-owned banks and government agencies	¥8,934	¥15,647	$83,495
Other	4,060	7,255	37,944
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2005–2017, weighted-average rate 2.0%	156,122	155,169	1,459,084
Euro Medium-Term Notes maturing serially through 2005–2009, weighted-average rate 3.1%	58,207	67,186	543,991
7.0% Senior Notes due 2005 (payable in U.S. dollars)	7,625	7,504	71,262
1.9% Unsecured Bonds due 2006	35,000	35,000	327,103
1.07% Unsecured Bonds due 2007	20,000	20,000	186,916
1.45% Unsecured Bonds due 2009	10,000	10,000	93,458
Capital lease obligations (Note 16)	40,479	40,858	378,308
Other	6,907	4,392	64,551

Total	347,334	363,011	3,246,112
Less: current maturities	(129,620)	(55,868)	(1,211,402)

Long-term debt	¥217,714	¥307,143	$2,034,710

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥8,000 million ($74,766 thousand) during fiscal 2005, and ¥18,000 million and $30,000 thousand during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥3,500 million during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Europe Coordination Center N.V. issued ¥9,500 million ($88,785 thousand) during fiscal 2005, and ¥8,500 million during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. At March 31, 2005, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V.

As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2005, excluding SFAS No. 133 market value adjustments of ¥2,227 million ($20,813 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥128,804	$1,203,776
2007	88,468	826,804
2008	55,000	514,019
2009	39,683	370,869
2010	27,384	255,925
2011 and thereafter	5,768	53,906

Total	¥345,107	$3,225,299

12. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and a defined benefit cash balance pension plan. The plan provides that approximately 60% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2005. Under the cash balance pension plan, each employee has an account which is credited yearly based on the current rate of pay and market-related interest rate. Adoption of the cash balance pension plan did not have a material effect on the actuarial determined pension obligation as of such date.

The Company’s funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the Company’s plan for the years ended March 31, 2005, 2004 and 2003, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost—Benefits earned during the year	¥3,685	¥3,805	¥3,783	$34,439
Interest cost on projected benefit obligation	2,124	2,236	2,777	19,851
Expected return on plan assets	(1,232)	(408)	(505)	(11,514)
Net amortization and deferral	2,478	3,984	3,147	23,159

Net periodic cost	¥7,055	¥9,617	¥9,202	$65,935

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Change in benefit obligation:
Benefit obligation, beginning of year	¥95,888	¥97,659	$896,150
Service cost	3,685	3,805	34,439
Interest cost	2,124	2,236	19,851
Actuarial loss	146	858	1,364
Benefits paid	(7,460)	(8,670)	(69,720)

Benefit obligation, end of year	¥94,383	¥95,888	$882,084

Change in plan assets:
Fair value of plan assets, beginning of year	¥68,673	¥60,992	$641,804
Actual return on plan assets	2,522	10,016	23,570
Employer contribution	2,191	1,827	20,476
Benefits paid	(4,249)	(4,162)	(39,710)

Fair value of plan assets, end of year	¥69,137	¥68,673	$646,140

Funded status	¥(25,246)	¥(27,215)	$(235,944)
Unrecognized net loss	25,529	28,803	238,589
Unrecognized prior service cost	2,201	2,534	20,570

Net amount recognized	¥2,484	¥4,122	$23,215

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(22,892)	¥(14,882)	$(213,944)
Intangible assets included in other assets	2,201	2,534	20,570
Amount included in accumulated other comprehensive income (loss), gross of tax	23,175	16,470	216,589

Net amount recognized	¥2,484	¥4,122	$23,215

Pension plan with an accumulated benefit obligation in excess of plan assets:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	¥94,383	¥95,888	$882,084
Accumulated benefit obligation	92,029	83,555	860,084
Fair value of plan assets	69,137	68,673	646,140

The Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2005. The plan amendments increased accumulated benefit obligation and liability for pension and retirement benefits, mainly as a result of the introduction of the point-based benefit system thereby ensuring future benefits of a similar level under the old plans to current employees. Adoption of the cash balance pension plan did not have a material effect on the actuarial determined benefit obligation as of such date.

Information with respect to the plan is as follows:

Measurement date

The Company uses March 31 as a measurement date for its plan.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31	2005	2004
Discount rate	2.0%	2.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	—
Assumed rate of increase in future compensation levels	—	2.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31	2005	2004	2003
Discount rate	2.0%	2.3%	2.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	—	—
Assumed rate of increase in future compensation levels	—	2.3%	2.3%
Expected long-term rate of return on plan assets	1.8%	0.6%	0.7%

The Company adopted the assumed rate of increase in future compensation levels to be used under the point-based benefit system during the year ended March 31, 2005.

The Company determines the expected long-term rate of return based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2005 and 2004 were as follows:

	2005	2004
Equity securities	36.0%	35.9%
Debt securities	35.1%	18.0%
Life insurance company general accounts	28.0%	44.5%
Others	0.9%	1.6%

Total	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company’s investment policies are made to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company revises the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets. The “Pension and Retirement Benefit Committee” is organized in the Company in order to periodically monitor the employment of such plan assets. Moreover, as described above, the Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and the basic portfolio was also reviewed in line with this new system.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥105 million (0.15% of the Company’s total plan assets) and ¥19 million (0.03% of the Company’s total plan assets) at March 31, 2005 and 2004, respectively.

Cash flows

(1) Contributions

The Company expects to contribute ¥2,579 million ($24,103 thousand) to its benefit plan in the year ending March 31, 2006.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥6,469	$60,458
2007	6,991	65,336
2008	9,382	87,682
2009	9,003	84,140
2010	9,723	90,869
Through 2011-2015	35,882	335,346

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2005 and 2004, was approximately ¥14,676 million ($137,159 thousand) and ¥12,440 million, respectively, and the projected benefit obligations as of March 31, 2005 and 2004, were approximately ¥20,472 million ($191,327 thousand) and ¥16,794 million, respectively. Discount rates of 5.0% to 6.3% and expected long-term rates of return on plan assets of 5.0% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2005, 2004 and 2003.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2005 and 2004, was approximately ¥12,147 million ($113,523 thousand) and ¥11,462 million, respectively, and the projected benefit obligations as of March 31, 2005 and 2004, were approximately ¥26,623 million ($248,813 thousand) and ¥25,109 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2005, 2004 and 2003, were ¥4,562 million ($42,636 thousand), ¥4,604 million and ¥3,886 million, respectively.

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders’ approval.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2005, 2004 and 2003, were ¥11,856 million ($110,804 thousand), ¥14,181 million and ¥13,274 million, respectively.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2005 and 2004, was ¥10,834 million ($101,252 thousand) and ¥10,257 million, respectively, and the accrued postretirement benefit obligation in the balance sheet at March 31, 2005 and 2004, was ¥5,047 million ($47,168 thousand) and ¥4,237 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2005, 2004 and 2003, were not material.

13. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2005, would have been increased by ¥103,189 million ($964,383 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2005 and 2004, affiliated companies owned 1,246,000 and 1,350,000 shares of the Company’s common stock, respectively.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by the resolution of the shareholders’ meeting or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders’ meeting.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under “Basis of Financial Statements” in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, retained earnings of ¥226,142 million ($2,113,477 thousand), included in the Company’s general books of account as of March 31, 2005 is available for dividends under the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares. Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 24, 2005, payment of a cash dividend totaling ¥5,948 million ($55,589 thousand) to shareholders of record on March 31, 2005. In accordance with the Code, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2005. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

(4) Stock Option Plan

On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million ($11,215 thousand) by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2004. On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 25, 2004, June 26, 2003 and June 26, 2002, the Company issued 1,430 rights, 1,280 rights and 950 rights of its share acquisition rights during the years ended March 31, 2005, 2004 and 2003, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2005, August 1, 2004 and August 1, 2003.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2005, 2004 and 2003.

The following table summarizes information about stock option activity for fiscal 2005, 2004 and 2003:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445
Exercised	—	—
Cancelled or Expired	(20,000)	¥559

Outstanding at March 31, 2003	5,400,000	¥666
Granted	1,280,000	¥595
Exercised	(220,000)	¥461
Cancelled or Expired	—	—

Outstanding at March 31, 2004	6,460,000	¥659
Granted	1,430,000	¥673	$6.29
Exercised	(491,000)	¥542	$5.07
Cancelled or Expired	(990,000)	¥700	$6.54

Outstanding at March 31, 2005	6,409,000	¥665	$6.21	3.26 years	¥445	¥820

[Exercisable at March 31, 2004]	5,180,000	¥675
[Exercisable at March 31, 2005]	4,979,000	¥662	$6.19

Exercise prices for the stock options outstanding at March 31, 2005 which were granted in the years ended March 31, 2002, 2001 and 2000 are ¥559, ¥758 and ¥820, respectively.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2005	2004	2003
Grant-date fair value	¥179 ($1.67)	¥179	¥79
Expected life	8 years	6 years	6 years
Risk-free rate	1.65%	0.50%	0.58%
Expected volatility	30.00%	35.00%	30.00%
Expected dividend yield	1.56%	1.01%	1.54%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2005, 2004 and 2003, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Foreign currency translation adjustments:
Balance, beginning of year	¥(26,825)	¥(16,929)	¥(10,344)	$(250,701)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	4,664	(9,896)	(6,585)	43,589

Balance, end of year	¥(22,161)	¥(26,825)	¥(16,929)	$(207,112)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥15,491	¥1,263	¥3,055	$144,776
Net increase (decrease)	3,114	14,228	(1,792)	29,103

Balance, end of year	¥18,605	¥15,491	¥1,263	$173,879

Pension liability adjustments:
Balance, beginning of year	¥(11,861)	¥(15,478)	¥(10,927)	$(110,850)
Adjustment for the year	(5,479)	3,617	(4,551)	(51,206)

Balance, end of year	¥(17,340)	¥(11,861)	¥(15,478)	$(162,056)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(599)	¥(1,837)	¥(177)	$(5,598)
Net increase (decrease)	10	1,238	(1,660)	93

Balance, end of year	¥(589)	¥(599)	¥(1,837)	$(5,505)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(23,794)	¥(32,981)	¥(18,393)	$(222,373)
Other comprehensive income (loss) for the year	2,309	9,187	(14,588)	21,579

Balance, end of year	¥(21,485)	¥(23,794)	¥(32,981)	$(200,794)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005:
Foreign currency translation adjustments	¥4,664	¥—	¥4,664
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,635	(2,299)	3,336
Less: reclassification adjustment for (gains) or losses included in net income	(342)	120	(222)

Net unrealized gains (losses)	5,293	(2,179)	3,114
Pension liability adjustments	(9,139)	3,660	(5,479)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(480)	196	(284)
Net (gains) or losses reclassified into earnings	497	(203)	294

Net unrealized gains (losses)	17	(7)	10

Other comprehensive income (loss)	¥835	¥1,474	¥2,309

2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)

Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005:
Foreign currency translation adjustments	$43,589	$—	$43,589

Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	52,663	(21,485)	31,178

Less: reclassification adjustment for (gains) or losses included in net income	(3,196)	1,121	(2,075)

Net unrealized gains (losses)	49,467	(20,364)	29,103

Pension liability adjustments	(85,411)	34,205	(51,206)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(4,487)	1,832	(2,655)

Net (gains) or losses reclassified into earnings	4,645	(1,897)	2,748

Net unrealized gains (losses)	158	(65)	93

Other comprehensive income (loss)	$7,803	$13,776	$21,579

15. Income Taxes

Income before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2005, 2004 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before income taxes:
Domestic	¥50,713	¥23,288	¥(810)	$473,953
Foreign	47,990	3,748	13,715	448,505

	¥98,703	¥27,036	¥12,905	$922,458

Income taxes:
Current—
Domestic	¥7,881	¥16,121	¥4,512	$73,654
Foreign	8,754	4,233	2,169	81,813

	16,635	20,354	6,681	155,467

Deferred—
Domestic	16,341	(16,578)	1,636	152,720
Foreign	3,068	(7,295)	(2,349)	28,673

	19,409	(23,873)	(713)	181,393

Total	¥36,044	¥(3,519)	¥5,968	$336,860

Total income taxes recognized for the years ended March 31, 2005, 2004 and 2003 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before income taxes, minority interests and equity in earnings	¥36,044	¥(3,519)	¥5,968	$336,860
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	2,179	9,459	(1,776)	20,364
Pension liability adjustments	(3,660)	2,636	(3,100)	(34,205)
Net unrealized holding gains (losses) on derivative instruments	7	844	(1,189)	65

Total income taxes	¥34,570	¥9,420	¥(97)	$323,084

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥5,429	¥4,952	$50,738
Accrued expenses	41,330	29,823	386,262
Property, plant and equipment	15,234	10,632	142,374
Inventories	7,927	10,323	74,084
Net operating loss carryforwards	56,144	60,158	524,710
Research and development expenses	4,302	3,705	40,206
Other	14,031	29,625	131,131

Total gross deferred tax assets	144,397	149,218	1,349,505

Less valuation allowance	(56,608)	(50,273)	(529,047)

Net deferred tax assets	¥87,789	¥98,945	$820,458

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥13,229	¥11,261	$123,636
Deferral of profit from installment sales	520	444	4,860
Property, plant and equipment	13,109	11,233	122,514
Other	3,004	421	28,074

Total deferred tax liabilities	¥29,862	¥23,359	$279,084

Net deferred tax assets and liabilities as of March 31, 2005 and 2004 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred income taxes and other current assets	¥36,367	¥37,361	$339,878
Deferred income taxes and other assets	29,505	43,477	275,748
Deferred income taxes and other current liabilities	(226)	(332)	(2,112)
Deferred income taxes and other liabilities	(7,719)	(4,920)	(72,140)

	¥57,927	¥75,586	$541,374

The valuation allowance was ¥47,847 million as of March 31, 2002. The net changes in the total valuation allowance for the years ended March 31, 2005, 2004 and 2003 were an increase of ¥6,335 million ($59,206 thousand), an increase of ¥3,079 million and a decrease of ¥653 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of ¥3,819 million ($35,692 thousand) as of March 31, 2005 will be allocated to goodwill and other intangible assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2005 and 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It has become effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate has been lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million and ¥277 million were charged to income taxes for the year ended March 31, 2004 and 2003, respectively.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2005, 2004 and 2003, are summarized as follows:

	2005	2004	2003
Combined statutory tax rate	40.8%	41.7%	41.7%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	6.9	30.7	23.2
Expenses not deductible for tax purposes	3.2	10.8	9.3
Realization of tax benefits on operating losses of subsidiaries	(5.2)	(6.5)	(4.2)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(7.0)	(23.5)	(4.7)
Realization of tax benefit for allowance for investment in subsidiary	—	—	(20.3)
Effect of tax rate change	—	1.7	2.2
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	—	(64.7)	—
Other, net	(2.2)	(3.2)	(1.0)

Effective tax rate	36.5%	(13.0)%	46.2%

Recognition of deferred tax assets for unrealized loss on investment in a subsidiary during the year ended March 31, 2004, which represented 64.7% of the difference between the statutory and effective tax rate, related to the recognition of the deferred tax assets of ¥17,504 million for the previously recognized loss on investment in Komatsu Silicon America, Inc.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2005, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥97,089 million ($907,374 thousand), because the Company considers those earnings to be permanently reinvested. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥7,392 million ($69,084 thousand). At March 31, 2005, the Company and certain subsidiaries had operating loss carryforwards aggregating approximately ¥146,310 million ($1,367,383 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥43,782	$409,178
6 to 20 years	87,539	818,121
Indefinite periods	14,989	140,084

Total	¥146,310	$1,367,383

16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥6,169 million ($57,654 thousand), ¥4,499 million and ¥3,046 million, respectively, for the years ended March 31, 2005, 2004 and 2003. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2005, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2006	¥13,472	¥2,163	¥15,635	$125,907	$20,215	$146,122
2007	10,770	1,599	12,369	100,654	14,944	115,598
2008	8,217	1,084	9,301	76,794	10,131	86,925
2009	6,267	664	6,931	58,570	6,205	64,776
2010	2,784	404	3,188	26,019	3,776	29,794
Thereafter	2,360	1,336	3,696	22,056	12,486	34,542

Total minimum lease payments	¥43,870	¥7,250	¥51,120	$410,000	$67,757	$477,757

Less: amounts representing interest	3,391			31,692

Present value of net minimum capital lease payments	¥40,479			$378,308

17. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before cumulative effect of change in accounting principle	¥59,010	¥26,963	¥3,274	$551,495
Cumulative effect of accounting change	—	—	(265)	—

Net income	¥59,010	¥26,963	¥3,009	$551,495

	Number of shares
	2005	2004	2003
Weighted average common shares outstanding, less treasury stocks	991,662,555	992,483,580	973,306,865
Dilutive effect of:
Stock options	660,966	273,700	—

Weighted average diluted common shares outstanding	992,323,521	992,757,280	973,306,865

	Yen			U.S. cents
	2005	2004	2003	2005
Income before cumulative effect of accounting change:
Basic	¥59.51	¥27.17	¥3.36	55.62	¢
Diluted	59.47	27.16	3.36	55.58

Net income:
Basic	59.51	27.17	3.09	55.62
Diluted	59.47	27.16	3.09	55.58

1.8% Japanese yen convertible bonds, due 2004 for the years ended March 31, 2003 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares for the year ended March 31, 2003) were excluded from the above net diluted income per share calculations because the effect would have been antidilutive.

18. Commitments and Contingent Liabilities

At March 31, 2005, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥19,956 million ($186,505 thousand) (Note 4).

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 12 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥20,585 million ($192,383 thousand) at March 31, 2005. The carrying amounts of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2005 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($39,794 thousand) as of March 31, 2005 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2005, aggregated approximately ¥14,000 million ($130,841 thousand).

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2005 and 2004 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of year	¥15,906	¥11,794	$148,654
Addition	19,159	17,015	179,056
Utilization	(13,606)	(13,612)	(127,159)
Other	(208)	709	(1,944)

Balance at end of year	¥21,251	¥15,906	$198,607

19. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2005, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥573 million ($5,355 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2005 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2005 and 2004 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2005 and 2004 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Forwards and options:
Sale of foreign currencies	¥62,195	¥41,550	$581,262
Purchase of foreign currencies	30,915	30,238	288,925
Option contracts (purchased)	1,871	1,061	17,486
Interest rate swap, cross-currency swap and interest rate cap agreements	181,006	228,685	1,691,645

20. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 4).

(4) Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2005 and 2004, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2005		2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥63,653	¥63,653	¥59,253	¥59,253	$594,888	$594,888
Long-term debt, including current portion	347,334	345,177	363,011	360,122	3,246,112	3,225,953

Derivatives:
Forwards and options
Assets	365	365	1,258	1,258	3,411	3,411
Liabilities	1,581	1,581	819	819	14,776	14,776
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	4,585	4,585	7,755	7,755	42,850	42,850
Liabilities	675	675	1,003	1,003	6,308	6,308

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

21. Business Segment Informations

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis with three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2005, 2004 and 2003, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Construction and Mining Equipment—
Customers	¥1,061,161	¥863,244	¥767,840	$9,917,393
Intersegment	15,199	9,743	6,620	142,046

Total	1,076,360	872,987	774,460	10,059,439
Industrial Machinery, Vehicles and Others—
Customers	266,455	241,991	236,782	2,490,234
Intersegment	63,496	45,240	37,754	593,421

Total	329,951	287,231	274,536	3,083,655
Electronics—
Customers	107,172	91,183	85,182	1,001,607
Intersegment	26	142	159	243

Total	107,198	91,325	85,341	1,001,850
Elimination	(78,721)	(55,125)	(44,533)	(735,710)

Consolidated	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Segment profit (loss):
Construction and Mining Equipment	¥78,427	¥53,908	¥28,990	$732,963
Industrial Machinery, Vehicles and Others	16,857	11,251	8,841	157,542
Electronics	11,719	4,556	(849)	109,523

Total	107,003	69,715	36,982	1,000,028
Corporate expenses and elimination	(5,080)	(3,789)	(3,804)	(47,477)

Consolidated segment profit (loss)	101,923	65,926	33,178	952,551
Interest and other income	20,047	11,945	13,436	187,355
Interest expense	11,209	14,915	14,693	104,757
Other expenses	12,058	35,920	19,016	112,691

Consolidated income before income taxes	¥98,703	¥27,036	¥12,905	$922,458

Identifiable assets:
Construction and Mining Equipment	¥979,087	¥897,163	¥853,644	$9,150,346
Industrial Machinery, Vehicles and Others	215,679	215,668	219,687	2,015,692
Electronics	142,679	136,954	165,090	1,333,448
Corporate assets and elimination	111,623	98,860	67,933	1,043,206

Consolidated	¥1,449,068	¥1,348,645	¥1,306,354	$13,542,692

Depreciation and amortization:
Construction and Mining Equipment	¥46,630	¥44,469	¥46,137	$435,794
Industrial Machinery, Vehicles and Others	7,612	9,205	7,719	71,140
Electronics	13,362	14,089	14,966	124,879

Consolidated	¥67,604	¥67,763	¥68,822	$631,813

Capital expenditures:
Construction and Mining Equipment	¥64,547	¥56,345	¥50,125	$603,243
Industrial Machinery, Vehicles and Others	10,980	8,649	9,874	102,617
Electronics	13,492	13,055	10,474	126,093

Consolidated	¥89,019	¥78,049	¥70,473	$831,953

Transfers between segments are made at estimated arm’slength prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥17,534 million for the year ended March 31, 2004.

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan	¥521,135	¥483,749	¥458,000	$4,870,421
Americas	359,572	277,302	251,371	3,360,486
Europe	203,581	151,619	145,455	1,902,626
China	55,837	87,127	52,465	521,841
Asia (excluding Japan, China) and Oceania	210,861	135,542	123,712	1,970,664
Middle East and Africa	83,802	61,079	58,801	783,196

Consolidated net sales	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Net sales recognized by geographic origin and long-lived assets at March 31, 2005, 2004 and 2003, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan	¥687,925	¥600,891	¥558,798	$6,429,206
U.S.A.	359,859	276,571	257,027	3,363,168
Europe	178,997	130,528	132,165	1,672,869
Other	208,007	188,428	141,814	1,943,991

Total	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Long-lived assets:
Japan	¥313,189	¥318,841	¥307,187	$2,927,000
U.S.A.	70,581	72,236	103,504	659,636
Europe	21,830	21,024	12,857	204,019
Other	34,163	33,378	31,560	319,280

Total	¥439,763	¥445,479	¥455,108	$4,109,935

No individual country within Europe or other areas had a material impact on net sales or long-lived assets.

There were no sales to a single major external customer for the years ended March 31, 2005, 2004 and 2003.

The above long-lived assets consist primarily of land, buildings, equipment, intangible assets and other assets.

The following information shows net sales and segment profit (loss) recognized by geographic origin for the years ended March 31, 2005, 2004 and 2003. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan—
Customers	¥687,925	¥600,891	¥558,798	$6,429,206
Intersegment	252,636	193,245	161,037	2,361,084

Total	940,561	794,136	719,835	8,790,290

Americas—
Customers	360,080	276,725	257,351	3,365,234
Intersegment	23,111	15,057	10,661	215,990

Total	383,191	291,782	268,012	3,581,224

Europe—
Customers	178,997	130,528	132,165	1,672,869
Intersegment	21,787	13,531	10,240	203,617

Total	200,784	144,059	142,405	1,876,486

Others—
Customers	207,786	188,274	141,490	1,941,925
Intersegment	13,681	8,644	8,124	127,860

Total	221,467	196,918	149,614	2,069,785
Elimination	(311,215)	(230,477)	(190,062)	(2,908,551)

Consolidated	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Segment profit (loss):
Japan	¥57,725	¥41,175	¥25,748	$539,486
Americas	24,713	7,492	(1,913)	230,963
Europe	11,964	5,175	2,793	111,813
Others	13,456	14,667	8,971	125,757
Corporate and elimination	(5,935)	(2,583)	(2,421)	(55,468)

Consolidated	¥101,923	¥65,926	¥33,178	$952,551

Identifiable assets:
Japan	¥1,014,317	¥996,641	¥930,650	$9,479,598
Americas	340,270	300,400	314,605	3,180,093
Europe	125,891	99,100	89,744	1,176,551
Others	142,897	134,906	122,253	1,335,486
Corporate assets and elimination	(174,307)	(182,402)	(150,898)	(1,629,036)

Consolidated	¥1,449,068	¥1,348,645	¥1,306,354	$13,542,692

Overseas sales:
Americas	¥359,572	¥277,302	¥251,371	$3,360,486
Europe	203,581	151,619	145,455	1,902,626
Others	350,500	283,748	234,978	3,275,701

Total	¥913,653	¥712,669	¥631,804	$8,538,813

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

22. Supplementary Information to Statements of Income

The following information shows research and development expenses, advertising costs, and foreign exchange gains and losses for the years ended March 31, 2005, 2004 and 2003. Research and development expenses, and advertising costs are charged to expense as incurred.

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Research and development expenses	¥46,448	¥42,602	¥39,027	$434,093
Advertising costs	3,764	3,412	3,446	35,178
Foreign exchange gains	2,441	—	—	22,813
Foreign exchange losses	—	3,368	1,507	—

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective as of April 1, 2002.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 28, 2005

Directors, Auditors and Officers

(As of June 24, 2005)

Board of Directors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive Officer

Kunio Noji

Director and Senior Executive Officer

Supervising Construction & Mining Equipment Business and e-KOMATSU

Kunihiko Komiyama

Director and Senior Executive Officer

President, Development Division and President, Engines & Hydraulics Business Division

Supervising R&D and Quality Assurance Operations

Masahiro Yoneyama

Director and Senior Executive Officer

Supervising External Corporate Affairs, Compliance, Safety & Environment, Electronics and Human Resources

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Yasuo Suzuki

Director and Senior Executive Officer

General Manager, Corporate Planning

Supervising Structural Reorganization and Industrial Machinery Business

Toshio Morikawa

Director

Advisor, Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Director

Chairman of the Board, NEC Corporation

Morio Ikeda

Director

President and Chief Executive Officer, Shiseido Company, Limited

Statutory Auditors

Makoto Nakamura

Standing Auditor

Masafumi Kanemoto

Standing Auditor

Masahiro Yoshiike

Auditor

Chairman, T&D Holdings, Inc.

Takaharu Dohi

Auditor

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems Division

Munenori Nakao

Senior Executive Officer

Supervising CSR, General Affairs, Corporate Communications and Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer, Supervising Audit

Mamoru Hironaka

Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Executive Officer

President, Research Division

Taizo Kayata

Executive Officer

President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Masaji Kitamura

Executive Officer

President, Construction & Mining Equipment Strategy Division

Nobutsugu Ohira

Executive Officer

Osaka Plant Manager, Production Division

Nobukazu Kotake

Executive Officer

Vice President, Development Division

General Manager, Product Planning

Tetsuya Nakayama

Executive Officer

Vice President, Development Division

General Manager, Construction Equipment Electronics, Development Division

Yasuki Sato

Executive Officer

Mooka Plant Manager, Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing, Construction & Mining Equipment Marketing Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources

Koji Yamada

Executive Officer

President, Industrial Machinery Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction Equipment Technical Center 2, Development Division

Mikio Fujitsuka

Executive Officer

Deputy General Manager, Corporate Planning

Komatsu Group Investment Holdings

(As of March 31, 2005)

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Komatsu Ltd.	¥67,870		—

Consolidated Subsidiaries
Komatsu Kita-Hokkaido Ltd.	¥300		100.0
Komatsu Hokkaido Ltd.	¥487		100.0
Komatsu Aomori Ltd.	¥30		98.1
Komatsu Niigata Ltd.	¥80		100.0
Komatsu Tokyo Ltd.	¥837		100.0
Komatsu Tokai Ltd.	¥50		100.0
Komatsu Gifu Ltd.	¥300		100.0
Komatsu Kinki Ltd.	¥1,700		100.0
Oyodo Komatsu Ltd.	¥90	(96.1)	96.1
Komatsu Hyogo Ltd.	¥613		90.0
Komatsu Shikoku Ltd.	¥300		100.0
Komatsu Chugoku Ltd.	¥984		100.0
Komatsu Nishi-Nihon Ltd.	¥200		100.0
Komatsu Fukuoka Ltd.	¥60		98.0
Komatsu Okinawa Ltd.	¥50		100.0
Komatsu Rental Tokyo Ltd.	¥70	(100.0)	100.0
Sun Rental Ltd.	¥75	(100.0)	100.0
Komatsu Rental Gifu Ltd.	¥200	(100.0)	100.0
Komatsu Rental Chugoku Ltd.	¥60	(100.0)	100.0
Komatsu Rental Nishi-Nihon Ltd.	¥54	(67.6)	100.0
Komatsu Rental Kagoshima Ltd.	¥90	(100.0)	100.0
Rialt Ltd.	¥30		100.0
KBC Machinery Ltd.	¥400		97.5
Komatsu Zenoah Co.	¥5,099		100.0
Komatsu Used Equipment Corp.	¥290	(4.8)	100.0
Komatsu Diesel Co., Ltd.	¥50		100.0
Komatsu Safety Training Center Ltd.	¥10		100.0
Komatsu Castex Ltd.	¥4,979		100.0
Komatsu Forklift Co., Ltd.	¥13,033		65.0
Komatsu House Ltd.	¥1,436	(1.9)	89.3
Komatsu Industries Corporation	¥990		100.0
Komatsu Machinery Corporation	¥600		100.0
Komatsu General Services Ltd.	¥160		100.0
Komatsu Business Support Ltd.	¥20		100.0
Komatsu Engineering Corp.	¥140		100.0
Komatsu Logistics Corp.	¥1,080	(0.8)	97.1
Komatsu Electronic Metals Co., Ltd. (KEM)	¥11,636	(0.6)	62.6
Komatsu TriLink Ltd.	¥450		100.0
Komatsu Electronics, Inc.	¥390		100.0
Komatsu America Corp. (KAC)	US$ 995		100.0
Komatsu Latin-America Corp. (KLC)	US $ 18	(100.0)	100.0
Modular Mining Systems, Inc. (MMS)	US $16*	(100.0)	100.0
Hensley Industries, Inc.	US $2*	(100.0)	100.0
Komatsu Cummins Chile Ltda.	US $ 13	(81.8)	81.8
Komatsu do Brasil Ltda. (KDB)	BRL55	(100.0)	100.0
Komatsu Mexicana S.A.de C.V. (KMX)	MXN15	(31.5)	100.0
Komatsu Europe International N.V. (KEISA)	Euro45		100.0
Komatsu Mining Germany GmbH (KMG)	Euro5		100.0
Komatsu UK Ltd. (KUK)	£23	(50.0)	100.0
Komatsu Hanomag GmbH. (KOHAG)	Euro19	(49.3)	100.0
Komatsu Deutschland GmbH (KDG)	Euro26*	(100.0)	100.0
Komatsu Utility Europe S.p.A. (KUE)	Euro6	(90.0)	100.0
Komatsu Forest AB	SKR397		100.0
Komatsu Italia S.p.A.	Euro4	(100.0)	100.0
Komatsu France S.A. (KFSA)	Euro4	(100.0)	100.0
Komatsu Europe Coordination Center N.V. (KECC)	Euro1,250*	(100.0)	100.0
Komatsu Southern Africa (Pty) Ltd. (KSAf)	ZAR1*		80.0
Komatsu Asia & Pacific Pte Ltd (KAP)	US $ 6		100.0
PT Komatsu Indonesia Tbk (KI)	RP192,780		68.4
Bangkok Komatsu Co.,Ltd. (BKC)	BHT620	(15.9)	74.8
Komatsu Shantui Construction Machinery Co., Ltd. (KSC)	US $ 21	(30.0)	60.0
Komatsu (Changzhou) Construction Machinery Corp. (KCCM)	US $ 21	(10.0)	85.0
Komatsu (Changzhou) Foundry Corporation (KCF)	US $21	(33.3)	95.0
Komatsu (China) Ltd.	US $ 34		100.0
Komatsu Australia Holdings Pty.Ltd. (KAH)	A $ 3		100.0
Komatsu Australia Pty.Ltd. (KAL)	A $ 21	(40.0)	60.0
Komatsu Zenoah America Inc.	US $ 3	(100.0)	100.0
Komatsu America Industries LLC. (KAIC)	—	(100.0)	100.0
Komatsu Finance America Inc. (KFA)	US$ 140	(100.0)	100.0
Komatsu Finance (Netherlands) B.V. (KFN)	Euro138*		100.0
Komatsu Silicon America, Inc.	US$ 535		100.0
Advanced Silicon Materials LLC (ASiMI)	—	(100.0)	100.0
Komatsu Silicon Europe N.V. (KSE)	Euro250*	(100.0)	100.0
Formosa Komatsu Silicon Corporation (FKS)	NT$ 4,268	(50.9)	50.9

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Affiliated Companies Accounted for by the Equity Method
Komatsu Doutou Ltd.	¥90		50.0
Komatsu Kita-Hokkaido Ltd.	¥100		40.0
Komatsu Douou Ltd.	¥50		100.0
Komatsu Akita Ltd.	¥50		37.6
Komatsu Yamagata Ltd.	¥45		33.3
Komatsu Tochigi Ltd.	¥100		40.0
Komatsu Saitama Ltd.	¥635		40.0
Komatsu Ibaraki Co., LTD.	¥74		25.0
Komatsu Toyama Ltd.	¥74		20.0
Komatsu Ishikawa Ltd.	¥165		20.0
Komatsu Mie Ltd.	¥48		25.0
Komatsu Siga Ltd.	¥42		20.0
Komatsu Ehime Ltd.	¥60		50.0
Komatsu Kochi Ltd.	¥90		36.9
Komatsu Sanin Ltd.	¥30		25.0
Komatsu Miyazaki Ltd.	¥32		37.5
Sanuki Lease Ltd.	¥660	(1.3)	45.7
Komatsu Cummins Engine Co., Ltd.	¥1,400		50.0
Industrial Power Alliance, Ltd.	¥500		50.0
Qualica Ltd.	¥1,234		20.0
Gigaphoton Inc.	¥5,000		50.0
L&T-Komatsu Limited (LTK)	Rp1,200	(50.0)	50.0
Cummins Komatsu Engine Company (CKEC)	—	(50.0)	50.0
Solar Grade Silicon LLC	—	(30.0)	30.0

Notes:	1.	In addition to the above list, there are 67 consolidated subsidiaries.

	2.	Similarly, there are 20 additional affiliated companies accounted for by the equity method.

	3.	Participation represents the percentage of voting stock concerning consolidated subsidiaries. The figures contained in parentheses represent the percentage of indirect ownership by other Komatsu Group companies and are included in the overall participation percentage.

	4.	Advanced Silicon Materials LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Net assets equivalent of common stock in the company totals US$57 million. Investment was made through our subsidiary Komatsu America Corp.

	5.	Komatsu America Industries LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Net assets equivalent of common stock in the company totals US$25 million. Investment was made through our subsidiary Komatsu America Corp.

	6.	Cummins Komatsu Engine Company is a general partnership in compliance with the regulations of the U.S. state of Indiana. Our cumulative investment in the company totals US$2 million through our subsidiary Komatsu America Corp.

	7.	Solar Grade Silicon LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Net assets equivalent of common stock in the company totals US$31 million. Investment was made through our subsidiary Advanced Silicon Materials LLC.

	8.	Komatsu Kita-Hokkaido Ltd. and Komatsu Fukuoka Ltd. became consolidated subsidiaries in the fiscal year ended March 31, 2005.

	9.	Our subsidiary Komatsu Kita-Hokkaido Ltd. was merged with Komatsu Hokkaido Ltd. in April 2005. And Komatsu Douou Ltd. transferred its operations to Komatsu Hokkaido Ltd.

	10.	Winds Kyusyu Ltd. was renamed Komatsu Rental Nishi-Nihon Ltd. in May 2004.

	11.	Marusan Lease Ltd. was renamed Komatsu Rental Gifu Ltd. in July 2004.

Corporate Information

(As of March 31, 2005)

Head Office

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Corporate Controlling Department

Tel: 81-3-5561-2604

Fax: 81-3-3586-0374

Date of Establishment	May 13, 1921

Common Stock Outstanding	¥67,870 million (US$634 million)

Shares of Common Stock Issued and Outstanding	998,744,060 shares

Number of Shareholders	66,648

Stock Listings	Tokyo, Osaka

Transfer Agent for Common Stock	UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

Depositaries	ADRs:	Depositary Receipts Services, Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A.

	GBCs:	Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany

Stock Price Range in Fiscal 2005	High: ¥837 (March 10, 2005); Low: ¥583 (June 10, 2004)

Number of Employees (Consolidated)	33,008

2-3-6 Akasaka, Minato-ku

Tokyo 107-8414, Japan

http://www.komatsu.com/

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Corporate Controlling Department

Tel: 81-3-5561-2604

Fax: 81-3-3586-0374